EXHIBIT 99.1

OFFICE OF THE COMPTROLLER OF THE CURRENCY
WASHINGTON, D.C. 20219

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year period ended December 31, 2005

OCC File Number:  35366

CHINO COMMERCIAL BANK, N.A.

United States	NO. 33-0884033
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

14345 Pipeline Avenue, Chino California	91710
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (909) 393-8880

Securities registered pursuant to Section 12(b) of the Exchange Act:   None
Securities registered pursuant to Section 12(g) of the Exchange Act:   Common Stock

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (c) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure  will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.  ☐ Yes    ☒ No

The registrant’s revenues for its most recent fiscal year were $4,813,938.

As of March 24, 2006, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $12.5 million. Shares of common stock held by each executive officer and director and each person owning more than five percent of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

On March 24, 2006, there were 818,453 shares of Chino Commercial Bank, N.A. Common Stock outstanding.

Documents Incorporated by Reference:  Portions of the definitive proxy statement for the 2005 Annual Meeting of the Shareholders to be filed with the Comptroller of the Currency pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 9-12 and Item 14.

Transitional Small Business Disclosure Format (check one):  Yes ☐    No ☒

PART I
Item 1. Description of Business

General

Chino Commercial Bank, N.A. (“the Bank”) is a national bank which was organized under the laws of the United States on December 8, 1999 and commenced operations on September 1, 2000. The Bank operates a full-service banking office in Chino, California. The Bank’s main branch office and administrative offices are located at 14345 Pipeline Avenue, Chino, California. During 2005, the Bank purchased land at 1551 South Grove in Ontario, California and commenced construction of a 6,390 square foot building. On January 5, 2006 the Ontario branch opened for business as the Bank’s second full service branch office.

The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits thereof. The Bank is subject to periodic examinations of its operations and compliance by the office of the Comptroller of the Currency (“Comptroller”). The Bank is a member of the Federal Reserve System and a member of the Federal Home Loan Bank. See “Regulation and Supervision.”

As a community-oriented bank, the Bank offers a wide array of personal, consumer and commercial services generally offered by a locally managed, independently operated bank.  The Bank provides a broad range of deposit instruments and general banking services, including checking, savings, and money market accounts; certificate of deposit for both business and personal accounts; internet banking services, such as cash management and billpay; telebanking (banking by phone); and courier services. As of December 31, 2005, the Bank had $84.0 million in total deposits. Non-interest bearing deposits totaled $62.6 million or 74.5% of total deposits and interest-bearing deposits were $21.4 million or 25.5% of total deposits. As of December 31, 2005, deposits from related parties represent approximately 13.5% of total deposits of the Bank. See “Risk Factors—Dependence Upon Related Parties.”  Further, at December 31, 2005, 47% of the Bank’s deposits were from escrow companies. See “Risk Factors—Concentration of Deposit Accounts in One Industry.”

The Bank also provides a wide variety of lending products for both business and consumers. Commercial loan products include lines of credit, letters of credit, term loans and equipment loans, commercial real restate loans, accounts receivable financing, factoring, equipment leasing and other working capital financing. Financing products for individuals include auto, home equity and home improvement lines of credit, personal lines of credit and MasterCard debit cards. Real estate loan products include construction loans, lot loans, residential real estate brokerage, commercial real estate conduit sales, mini-perm commercial real estates and home mortgages. As of December 31, 2005, the Bank had total assets of $91.3 million and $41.8 million of net loans. The Bank’s lending activity is concentrated primarily in real estate loans, which constituted 71.6%, and commercial loans, which constituted 19.5%, of the Bank’s loan portfolio as of December 31, 2005.

Market Area and Competition

The banking business in California generally, and specifically in the market area which the Bank serves, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate, and strong unregulated competitors have entered banking markets with products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue. The Bank competes for loans and deposits with other commercial banks, as well as with savings and loan associations, credit unions, thrift and loan companies, and other financial and non-financial institutions. With respect to commercial bank competitors, the market is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area. These banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services, that the Bank does not offer directly (but some of which the

Bank offers through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than the Bank.(1)

(1) Legal lending limits to each customer are limited to a percentage of a bank’s total capital accounts, the exact percentage depending upon the nature of the loan transaction. Currently, loans by national banks to any one customer are generally limited to fifteen percent (15%) of capital and unimpaired surplus, plus an additional ten percent (10%) of capital and unimpaired surplus, if such additional loans are secured by readily marketable collateral meeting certain requirements.

In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to  Federal and State interstate banking laws enacted in the mid-1990’s, which permit banking organizations to expand geographically into other states, and the California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, which became effective in March 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and is also expected to intensified competitive conditions (see “REGULATION AND SUPERVISION—Financial Modernization Act” herein).

Technological innovations have also resulted in increased competition in the financial services market. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, on-line, ATMs, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, asset management groups, finance and insurance companies, internet-only financial intermediaries and mortgage banking firms.

In an effort to compete effectively, the Bank provides quality, personalized service and fast, local decision-making, which major bank competitors are generally unable to offer. The Bank relies on local promotional activities, personal relationships established by the Bank’s officers, directors and employees with the Bank’s customers, and specialized services tailored to meet the needs of the Bank’s primary service area.

The Bank’s primary service area consists of the western portion of San Bernardino County, with a particular emphasis on Chino, Chino Hills and Ontario. This primary service area is currently served by approximately 28 banking institutions. The Bank competes in its service area by using to the fullest extent possible the flexibility that its independent status and strong community ties permit. This status includes an emphasis on specialized services, local promotional activity, and personal contacts by the Bank’s officers, directors, organizers and employees. Programs have and will continue to be developed which are specifically addressed to the needs of small businesses, professionals and consumers. If our customers’ loan demands exceed the Bank’s lending limit, the Bank is able to arrange for such loans on a participation basis with other financial institutions and intermediaries. The Bank can also assist those customers requiring other services not offered by the Bank to obtain such services from its correspondent banks.

Recent Developments

On January 5, 2006 the Bank opened its second branch office in Ontario, California with an officer and five staff.

Employees

As of December 31, 2005, the Bank had 25 full-time employees. Of these individuals, seven were officers of the Bank holding titles of Assistant Vice President or above.

REGULATION AND SUPERVISION

The following discussion of statutes and regulations affecting banks is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

The Bank is subject to regulation, supervision and examination by the Comptroller. As a national bank, it is also a member of the Federal Reserve System and, as such, is subject to applicable provisions of the Federal Reserve Act and the regulations promulgated thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or “FRB”). Furthermore, the deposits of the Bank are insured by the FDIC to the maximum limits thereof. For this protection, the Bank pays a quarterly assessment to the FDIC and is subject to the rules and regulations of the FDIC pertaining to deposit insurance and other matters. The regulations of those agencies govern most aspects of the Bank’s business, including the making of periodic reports by the Bank, and the Bank’s activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits, the issuance of securities and numerous other areas. The Bank is also subject to requirements and restrictions of various consumer laws and regulations, as well as, applicable provisions of California law, insofar as they do not conflict with, or are not preempted by, federal banking laws. Supervision, legal action and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of shareholders.

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or “spread” between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, the Bank’s performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the FRB. The FRB implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

The Bank is subject to the regulations of the Comptroller governing capital adequacy. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of “core capital elements,” or Tier 1 capital and “supplemental capital elements,” or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain intangibles. The following items are defined as core capital elements:  (i) common stockholders’ equity; (ii) qualifying non-cumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include:  (i) allowance for loan and lease losses (but not more than 1.25% of an institution’s risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.

The Bank is required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0% (“Total Risk-Based Capital Ratio”), at least one-half (4%) of which must be in the form of Tier 1 capital (“Tier 1 Risk-Based Capital Ratio”). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. As of December 31, 2005 and 2004, the Bank’s Total Risk-Based Capital Ratios were 13.2% and 14.8%, respectively, and its Tier 1 Risk-Based Capital Ratios were 12.1% and 13.8%, respectively.

The risk-based capital standards also take into account concentrations of credit involving collateral or loan type and the risks of “non-traditional” activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution’s management of such risks in assessing an institution’s capital adequacy.

Additionally, the FDIC’s Statement of Policy on Risk Based Capital also includes exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank’s capital adequacy, although interest rate risk does not impact the calculation of a bank’s risk based capital ratios. Interest rate risk is the exposure of a bank’s current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank’s role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank.

Banks are also required to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted average total assets (“Leverage Capital Ratio”) of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may, however, set higher capital requirements when a bank’s particular circumstances warrant. As of December 31, 2005 and 2004, the Bank’s Leverage Capital Ratios were 7.5% and 8.4%, respectively, exceeding regulatory minimums.

Prompt Corrective Action Provisions

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: “well capitalized” (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Capital Ratio of 5%); “adequately capitalized” (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Capital Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); “undercapitalized” (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Capital Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); “significantly undercapitalized” (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Capital Ratio less than 3%); and “critically undercapitalized” (tangible equity to total assets less than 2%). As of December 31, 2005 and 2004, the Bank was deemed to be “well capitalized” for regulatory capital purposes. A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as “critically undercapitalized” unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank “undercapitalized.”  Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against “institution-affiliated” parties.

Safety and Soundness Standards

The federal banking agencies have adopted final guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

The FDIC regulations provide for a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, insured banks are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC’s prompt corrective action regulations. The current Bank Insurance Fund (“BIF”) base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:

	Group A	Group B	Group C
Well Capitalized	0	3	17
Adequately Capitalized	3	10	24
Undercapitalized	10	24	27

In addition, banks must pay an amount, which has fluctuated, but for the first quarter of 2006 is 1.32 basis points, or cents per $100 of insured deposits, towards the retirement of the Financing Corporation (“FICO”) bonds issued in the 1980’s to assist in the recovery of the savings and loan industry.

In general, as long as the FDIC’s BIF maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. If the BIF reserve ratio were to fall below that level, all insured banks would be required to pay premiums. In February 2006, the FDIC Reform Act of 2005 was signed into law. This legislation, among other changes, will merge the BIF and the Savings Association Insurance Fund into one fund (the “Deposit Insurance Fund”), increase insurance coverage for retirement accounts to $250,000 and index the deposit insurance levels for inflation.

Community Reinvestment Act

The Bank is subject to certain requirements under the Community Reinvestment Act (“CRA”). The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank’s compliance with its CRA obligations, the regulators now utilize a performance-based evaluation system which bases CRA ratings on the bank’s actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the agencies assign a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.”  The Bank was last examined for CRA compliance in August, 2003 and received a “satisfactory” CRA assessment rating.

Other Consumer Protection Laws and Regulations

The bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank will be subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”) regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by “opting-out” (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers) prior to June 1, 1997.

Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more then 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches. A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California’s previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

The changes effected by Interstate Banking Act and California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank’s market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry.

Financial Modernization Act

Effective March 11, 2000, the Gramm-Leach-Bliley Act (also known as the “Financial Modernization Act”) eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabling full affiliations to occur between such entities. This legislation permits bank holding companies to become “financial holding companies” and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is “well capitalized” and well managed under applicable definitions and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Modernization Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better. The Financial Modernization Act also imposes significant  requirements on financial institutions with respect to the privacy of customer information, and modifies other existing laws, including those related to community reinvestment.

USA Patriot Act of 2001

On October 26, 2001, President Bush signed the USA Patriot Act of 2001 (the “Patriot Act”). Enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, the Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ ability to work cohesively to combat terrorism on a variety of fronts. The impact of the Patriot Act on financial institutions of all kinds has been significant and wide ranging. The Patriot Act substantially enhanced existing anti-money laundering and financial transparency laws, and required appropriate regulatory authorities to adopt rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Under the Patriot Act, financial institutions are subject to prohibitions regarding specified financial transactions and account relationships, as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•                                          to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transactions;

•                                          to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•                                          to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•                                          to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The Patriot Act also requires all financial institutions to establish anti-money laundering programs, which must include, at minimum:

•                                          the development of internal policies, procedures, and controls;

•                                          the designation of a compliance officer;

•                                          an ongoing employee training program; and

•                                          an independent audit function to test the programs.

The Bank has incorporated the requirements of the Patriot Act into its operating procedures, and while these requirements have resulted in an additional time burden, the financial impact on the Bank is difficult to quantify.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) was enacted to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of disclosures pursuant to the securities laws. Sarbanes-Oxley includes important new requirements for public companies in the areas of financial disclosure, corporate governance, and the independence, composition and responsibilities of audit committees. Among other things, Sarbanes-Oxley mandates chief executive and chief financial officer certifications of periodic financial reports, additional financial disclosures concerning off-balance sheet items, and speedier transaction reporting requirements for executive officers, directors and 10% shareholders. In addition, penalties for non-compliance with the Exchange Act were heightened. SEC rules promulgated pursuant to Sarbanes-Oxley impose obligations and restrictions on auditors and audit committees intended to enhance their independence from management, and include extensive additional disclosure, corporate governance and other related rules. Sarbanes-Oxley represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Bank has not experienced any significant difficulties in complying with Sarbanes-Oxley. However, the Bank expects to continue to incur significant costs in the future in connection with compliance with Section 404 of Sarbanes-Oxley, which requires management to undertake an assessment of the adequacy and effectiveness of the Bank’s internal controls over financial reporting and requires the Bank’s auditors to attest to, and report on, management’s assessment and the operating effectiveness of these controls. The compliance date for these requirements has recently been extended so that the Bank will not be required to comply until its fiscal year ending December 31, 2007.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives, which could affect the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Bank would be affected thereby.

RISK FACTORS

Statements and financial discussion and analysis by management contained throughout this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements involve a number of risks and uncertainties. Facts that could cause actual results to differ materially from forward-looking statements herein include, without limitation, the factors set forth below.

Changes in economic conditions in the Bank’s market areas could hurt the Bank’s business materially. A substantial majority of the Bank’s assets and deposits are generated in the Inland Empire of Southern California. The Bank’s business is directly affected by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond the Bank’s control. The State of California continues to face challenges upon which the long-term impact on the State’s economy cannot be predicted. A deterioration in economic conditions in the Inland Empire or in Southern California generally, whether caused by national concerns or local concerns, could result in higher than expected loan delinquencies or problem assets, a decline in the values of the collateral the Bank takes to secure its loan portfolio, a decrease in demand for its products and services, or lack of growth or a decrease in low cost or noninterest bearing deposits; any of which could materially hurt the Bank’s business. While the Bank’s market areas have not experienced the same degree of challenges, no assurance can be given that this will continue to be the case.

Concentration of Real Estate Loans Could Subject the Bank to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. At December 31, 2005, 71.6% of the Bank’s loans are real estate loans, most of which are secured by real property in California.  Conditions in the California real estate market would be expected to influence the Bank’s level of non-performing assets. A real estate recession in Southern California could adversely affect the Bank’s results of operations. In addition, historically, California has experienced, on occasion, significant natural disasters, including earthquakes and brush fires. The availability of insurance for losses from such catastrophes is limited. The occurrence of one or more of such catastrophes could impair the value of the collateral for the Bank’s real estate secured loans and adversely affect the Bank. Further, from 2002 to 2005 real estate prices in Southern California, including the Inland Empire, rose precipitously. If real estate prices were to fall in Southern California, the security for many of the Bank’s real estate secured loans could be reduced and the Bank could incur significant losses if borrowers of real estate secured loans default, and the value of the Bank’s collateral is insufficient to cover the losses.  Furthermore, the OCC has issued regulations related to concentrations of commercial real estate.

The Bank’s Earnings are Subject to Interest Rate Risk. Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuations and is effected by economic, regulatory and competitive factors that influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. Many of these factors are beyond the Bank’s control. Fluctuations in interest rates affect the demand of customers for the Bank’s products and services, and the Bank is subject to interest rate risk to the degree that the Bank’s interest-bearing liabilities re-price or mature more slowly or more rapidly or on a different basis that the Bank’s interest-earning assets. Given the current volume, mix and re-pricing characteristics of the Bank’s interest-bearing liabilities and interest-earning assets, the Bank’s interest rate spread should not change significantly if interest rates rise or fall. However, there are scenarios where fluctuations in interest rates in either direction could have a negative effect on net income. For example, if funding rates rise faster than asset yields in a rising rate environment (i.e., if basis compression occurs), or if the Bank does not actively manage certain loan index rates in a declining rate environment, the Bank would be negatively impacted.

The Bank operates in a competitive market dominated by banks and other financial services providers, many of which have lower cost structures and offer more services. In California generally, and in the Bank’s primary service area specifically, branches of major banks dominate the commercial banking industry. By virtue of their larger capital, such institutions have substantially greater lending limits than the Bank has, and perform certain functions for their customers, including trust services and international banking, which the Bank is not equipped to offer directly. Many of these banks also operate with “economies of scale” that result in lower operating costs than the Bank’s on a per loan or per asset basis.

The Bank also competes with other financial institutions such as savings and loan associations, credit unions, thrift and loan companies, mortgage companies, securities brokerage companies and insurance companies located within and without the Bank’s service area, as well as with quasi-financial institutions, for deposits and loans. Financial services are increasingly offered over the Internet on a national and international basis, and the Bank competes with providers of these services as well. Ultimately, competition can drive down the Bank’s interest margins and reduce its profitability. It also can make it more difficult for the Bank to continue to increase the size of its loan portfolio and deposit base. See “Item 1, Business—Competition.”

There is a limited public market for the Bank’s stock, so you may not be able to sell your shares at the times and in the amounts you want. The Bank’s stock is not listed on any national or regional exchange or on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”), although the stock is quoted for trading on the OTC Bulletin Board. While the Bank’s common stock is not subject to any specific restrictions on transfer, you may have difficulty selling your shares of common stock at the times and in the amounts you want.

The Bank does not expect to pay cash dividends in the foreseeable future. The Bank presently intends to follow a policy of retaining earnings, if any, for the purpose of increasing the net worth and reserves of the Bank. Accordingly, it is anticipated that no cash dividends will be declared for the foreseeable future, and no assurance can be given that the Bank’s earnings will permit the payment of dividends of any kind in the future. In addition, the Bank’s ability to make dividend payments is subject to statutory and regulatory restrictions (see “Item 5—Market for Common Equity and Related Stockholder Matters—Dividends).

The Bank may experience loan losses in excess of its allowance for loan losses. The Bank maintains an allowance for loan losses at a level, which Management believes is adequate to absorb any inherent losses in the loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, that are beyond our control, may cause our actual loan losses to exceed the current allowance estimates. If the actual loan losses exceed the amount provided for, it will negatively impact the Bank’s earnings. In addition, the OCC, as part of its supervisory functions, periodically reviews the Bank’s allowance for loan losses. Such agency may require the Bank to increase the provision for loan losses or to recognize further loan losses, based upon its judgments, which may be different from those of management. Any increase in the allowance required by the OCC could also negatively impact the Bank.

               The Bank’s business may be affected by a significant concentration of deposits with related parties. The Bank has deposits with certain of its directors whose businesses represent a significant portion of the deposit balances of the Bank, representing 13.5% of the Bank’s total deposits at December 31, 2005. While the Bank has no reason to believe that the deposits of these related parties would be withdrawn, such an event in a short-time frame would present a significant liquidity and earnings issue for the Bank. It is anticipated that securities available-for-sale and the Bank’s credit availability would be sufficient to offset such a liquidity need, although there can be no assurances that this would be the case. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The Bank’s business may be affected by a significant concentration of deposits within one industry. As of December 31, 2005 and 2004, deposits from escrow companies represented 47% and 54% of the Bank’s total deposits, respectively. Four escrow companies accounted for 31% of total deposits on December 31, 2005. Further, approximately 32.8% of all deposits from escrow companies at December 31, 2005 were from escrow companies affiliated with certain directors of the Bank. If the escrow industry should suffer a significant downturn, due to a decrease in purchases and sales of real property, or otherwise, the deposits from escrow companies in the Bank could decrease significantly which could have a material adverse effect on the financial condition of the Bank. Further, while the Bank has no reason to believe that its directors who are affiliates of certain of the escrow companies would remove the deposit accounts of the escrow companies from the Bank, such an event in a short-time frame could present a significant liquidity and earnings issue for the Bank. See “Dependence Upon Related Parties,” above and Notes 8 and 15 to Notes to Audited Financial Statements included elsewhere herein.

The Bank depends on its executive officers and key personnel to implement its business strategy and could be harmed by the loss of their services. The Bank’s future success depends in large part upon the continuing contributions of its key management personnel. If the Bank loses the services of one or more key personnel within a short period of time, it could be adversely affected. The Bank’s future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions in California is intense. The Bank’s inability to attract and retain additional key officers could adversely affect the Bank. The Bank can provide no assurance that the Bank will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future. The Bank has one employment contract with its President, Dann H. Bowman, that provides for, among other things, severance payments if the employment arrangement is terminated without cause.

Item 2. Description of Properties

The Bank’s main office is located at 14345 Pipeline Avenue, Chino, California, and currently houses all Bank operations and administration. The Bank leases these premises pursuant to a lease, which provides for an initial term of five years, with an option to renew the lease for one additional term of five years. The initial five-year term of the lease expired on June 30, 2005 and the Bank renewed its option for an additional five years. Current rent expense under the lease is $6,449 per month, with annual rental increases based on the increase in the consumer price index for the Los Angeles/Orange County areas, provided that no annual increase may be greater than 3% of the rent for the previous year. The Bank’s offices consist of approximately 6,954 square feet of interior floor space in a new single-story 13,000 square foot commercial office building. The office has a vault, teller windows, customer parking and one automated teller machine located on the exterior of the building.

On January 5, 2006 the Bank opened its second branch facility at 1551 S. Grove Avenue, Ontario, California. The Bank premise was constructed during 2005. The initial land purchase was finalized in June 2005 for $639,150 and construction of a 6,390 square foot facility began shortly thereafter. The current cost of construction and equipment totaled $970,285 at December 31, 2005. This single story building has a vault, teller windows, customer parking and one automated teller machine located on the exterior of the building.

In the opinion of Management, the Bank’s properties are adequately covered by insurance.

Item 3. Legal Proceedings

The Bank is not a party to any legal proceedings and no such proceedings are known to be contemplated.

Item 4. Submission of Matters to Vote of Security Holders

On May 19, 2005, the Bank held its annual meeting of shareholders for the purpose of electing the Board of Directors until the next Annual Meeting of Shareholders. The number of votes cast at the meeting relating to the election of the Directors was as follows:

	Authority	Authority
	Given	Withheld
Dann H. Bowman	548,602	1,500
Linda M Cooper	548,602	1,500
Pollyanna Franks	548,602	1,500
Gregg C. Gibson	548,602	1,500
H. H. Kindsvater	548,602	1,500
Richard G. Malooly	548,602	1,500
Richard J. Vanderpool	548,602	1,500
Bernard Wolfswinkel, Jr.	548,602	1,500
Thomas A. Woodbury, D.O.	548,602	1,500
Jeanette L. Young	548,602	1,500

PART II

Item 5. Market for Common Equity, Related Stockholders Matters and Registrant’s Purchase of Equity Securities

Trading History

To date, there has been only a very limited market for the Bank’s Common Stock, and although the Bank’s Common Stock is not subject to any specific restrictions on transfer (with the exception of stock held by affiliates of the Bank), and a more active trading market for the Common Stock may develop, there can be no assurance that an active trading market will develop in the future, or if developed, that it will be maintained. The Bank’s Common

Stock is quoted for trading on the OTC Bulletin Board under the symbol “CKNA.”  Management is aware of the following Securities Dealers, which actively make a market in the Bank’s Common Stock:  The Seidler Companies, Big Bear Lake, California and Wedbush Morgan Securities, Portland Oregon (the “Securities Dealers”).

The information in the table below indicates the high and low “bid” and “asked” quotations and approximate volume of trading for the Common Stock for the year ended December 31, 2005 and 2004, and is based upon information provided by the Securities Dealers. The high and low prices and volume figures have been adjusted to give effect to the three-for-two stock split declared for shareholders of record as of May 20, 2004. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and do not reflect the actual transactions and do not include nominal amounts traded directly by shareholders or through dealers other than the Securities Dealers.

	Quotations for
	the Bank’s
	Common Stock		Approximate
	High	Low	Trading Volume
Year Ended December 31, 2005

Fourth Quarter	$21.25	$19.25	24,700
Third Quarter	$21.25	$19.50	21,700
Second Quarter	$22.00	$18.76	17,700
First Quarter	$20.00	$18.75	24,400

Year Ended December 31, 2004

Fourth Quarter	$20.50	$19.00	18,600
Third Quarter	$21.50	$19.00	46,900
Second Quarter	$22.00	$17.50	78,500
First Quarter	$20.00	$14.17	83,900

On March 24, 2006, the “bid” and “asked” quotations for the Common Stock were $22.00 and $23.00, respectively, based upon information provided by The Seidler Companies, Big Bear Lake, California.

Holders

As of March 24, 2006, there were approximately 450 shareholders of record of the Common Stock.

Stock Repurchases

There were no stock repurchases during  2005.

Equity Compensation Plan Information

The following table provides information as of December 31, 2005, with respect to options outstanding and available under the Bank’s 2000 Stock Option Plan, which is the Bank’s only equity compensation plan other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	136,387	$7.27	108,405

Dividends

The Bank presently intends to follow a policy of retaining earnings, if any, for the purpose of increasing the net worth and reserves of the Bank. Accordingly, it is anticipated that no cash dividends will be declared, and no assurance can be given that the Bank’s earnings will permit the payment of dividends of any kind in the future.

The future dividend policy of the Bank will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions. In addition, the Bank’s ability to make dividend payments will be subject to statutory and regulatory restrictions and, under certain circumstances, approval of the Comptroller may be required with respect to the issuance of dividends.

Each share of Common Stock will participate equally in dividends, which are payable when and as declared by the Board of Directors out of funds legally available for that purpose. No national bank may, pursuant to 12 U.S.C. Section 56, pay dividends from its capital; all dividends must be paid out of net profits then on hand, after deducting for expenses including losses and bad debts. The payment of dividends out of net profits of a national bank is further limited by 12 U.S.C. Section 60(a) which prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock, or if the surplus fund does not equal the amount of capital stock, until one-tenth of the Bank’s net profits of the preceding half-year in the case of quarterly or semiannual dividends, or the preceding two consecutive half-year periods are transferred to the surplus fund before each dividend is declared.

Pursuant to 12 U.S.C. Section 60(b), the approval of the Comptroller shall be required if the total of all dividends declared by the Bank in any calendar year shall exceed the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Comptroller has adopted guidelines, which set forth factors which are to be considered by a national bank in determining the payment of dividends. A national bank, in assessing the payment of dividends, is to evaluate the bank’s capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to review or develop a comprehensive capital plan, complete with financial projections, budgets and dividend guidelines. Therefore, the payment of dividends by the Bank is also governed by the Bank’s ability to maintain minimum required capital levels and an adequate allowance for loan and lease losses. Additionally, pursuant to 12 U.S.C. Section 1818(b), the Comptroller may prohibit the payment of any dividend which would constitute an unsafe and unsound banking practice.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operation

This discussion presents Management’s analysis of the financial condition and results of operations of the Bank as of and for each of the years ended December 31, 2005, 2004 and 2003. The discussion should be read in conjunction with the Financial Statements of the Bank and the Notes related thereto presented elsewhere in this Form 10-KSB Annual Report. All share and per share information set forth herein has been adjusted to reflect the three-for-two stock split declared for shareholders of record as of May 20, 2004.

Statements Regarding Forward-Looking Information

Except for historical information contained herein, the matters discussed or incorporated by reference in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), that involve substantial risks and uncertainties. When used in this report, or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” and similar expressions identify certain of such forward-looking statements. Actual results of Chino Commercial Bank could differ materially from such forward-looking statements contained herein. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which the Bank operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which the Bank has no control); other factors affecting the Bank’s operations, markets, products and services; and other risks detailed in this Form 10-KSB and in the Bank’s other reports filed with the Comptroller pursuant to the rules and regulations of the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. The Bank undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date thereof.

Selected Financial Data

The following table presents selected historical financial information concerning the Bank, which should be read in conjunction with the Bank’s audited financial statements, including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein. The selected financial data as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, is derived from the Bank’s audited financial statements and related notes which are included in this Annual Report. The selected financial data for prior years is derived from the Bank’s audited financial statements which are not included in this Annual Report. All share and per share information set forth herein has been adjusted to reflect the three-for-two stock split declared for shareholders of record as of May 20, 2004. Statistical information set forth below is generally based upon average daily balances.

	As of and For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$91,332	$77,086	$58,601	$41,662	$26,150
Investment securities held to maturity	5,851	4,801	5,328	2,517	2,359
Investment securities available for sale	16,311	15,563	9,464	10,683	8,542
Loans held for sale	—	—	127	4,151	135
Loans receivable, net 1	41,807	34,397	27,088	17,710	11,019
Deposits	84,022	70,741	53,093	36,535	20,001
Non-interest bearing deposits	62,611	56,112	40,770	25,655	12,814
FHLB advances and other borrowings	—	—	—	—	1,410
Stockholders’ equity	6,694	5,901	5,330	4,936	4,650
Selected Operating Data:
Interest income	4,261	3,086	2,456	1,852	1,342
Interest expense	260	172	191	228	233
Net interest income	4,001	2,914	2,265	1,624	1,109
Provision for loan losses	137	78	97	120	95
Net interest income after provision for loan losses	3,864	2,837	2,168	1,504	1,014
Non-interest income	553	558	479	495	122
Non-interest expense	2,965	2,476	2,209	1,796	1,364
Income tax expense (benefit)	567	336	(62)	—	—
Net income (loss)	$885	$581	$501	$203	$(228)
Share Data:
Basic income (loss) per share	1.08	0.71	0.61	0.25	(0.28)
Diluted income (loss) per share	1.00	0.66	0.59	0.25	(0.27)
Weighted average common shares outstanding:
Basic	818,453	818,453	818,453	818,453	813,377
Diluted	884,212	883,672	853,865	825,949	838,842

	As of and For the Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in Thousands, except per share data)
Performance Ratios:(2)
Return on average assets	1.05%	0.82%	0.99%	0.59%	(0.99)%
Return on average equity	14.03%	10.26%	9.66%	4.26%	(4.40)%
Equity to total assets at the end of the period:	7.33%	7.66%	9.10%	11.85%	17.78%
Net interest spread(3)	4.04%	3.49%	3.59%	3.52%	2.90%
Net interest margin(4)	5.13%	4.48%	4.81%	5.05%	5.40%
Average interest-earning assets to average interest-bearing liabilities	428.44%	473.56%	400.99%	315.68%	320.50%
Loans to deposits	50.58%	49.37%	52.11%	60.46%	56.18%
Core efficiency ratio(5)	65.11%	71.33%	80.50%	84.76%	114.72%
Non-interest expense to average assets	3.51%	3.50%	4.37%	5.21%	5.91%
Regulatory Capital Ratios:(2,6)
Average equity to average assets	7.46%	8.00%	10.26%	13.92%	20.97%
Leverage capital	7.54%	8.36%	9.48%	12.04%	17.63%
Tier I risk-based	12.14%	13.80%	16.64%	19.35%	32.68%
Risk-based capital	13.21%	14.81%	17.74%	20.17%	33.47%
Asset Quality Ratios:(2,7)
Allowance for loan losses as a percent of gross loans receivable	1.28%	1.17%	1.19%	1.08%	1.01%
Net charge-offs to average loans held for investment	n/a	n/a	(0.02)%	0.02%	n/a
Non-performing loans to total loans held for investment	n/a	n/a	n/a	n/a	n/a

(2) Asset quality ratios and regulatory capital ratios are end of period ratios. Performance ratios are based on average daily balances during the periods indicated.

(3) Net interest spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percent of interest-bearing assets.

(5) Core efficiency ratio represents non-interest expense as a percent of net interest income plus core non-interest income. Core non-interest income excludes gains on the sale of investment securities.

(6) For definitions and further information relating to the Bank’s regulatory capital requirements (see “Regulation and Supervision—Capital Adequacy Requirements”).

(7) The Bank had no non-performing assets or loans at the end of any of the periods reported.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in the Bank’s financial statements and accompanying notes. Management believes that the judgments, estimates and assumptions used in preparation of the Bank’s financial statements are appropriate given the factual circumstances as of December 31, 2005.

Various elements of the Bank’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Critical accounting policies are those that involve the most complex and subjective decisions and assessments and have the greatest potential impact on the Bank’s results of operation. In particular, management has identified one accounting policy that, due to judgments, estimates and assumptions inherent in this policy, and the sensitivity of the Bank’s financial statements to those judgments, estimates and assumptions, are critical to an understanding of the Bank’s financial statements. This policy relates to the methodology that determines the allowance for loan and lease losses. Management has discussed the development and selection of this critical accounting policy with the Audit Committee of the Board of Directors. Although Management believes the level of the allowance at December 31, 2005 is adequate to absorb losses inherent in the loan portfolio, a decline in the regional economy may result in increasing losses that cannot reasonably be predicted at this time.  For further information regarding the allowance for loan losses see “Comparison of Financial Condition at December 31, 2005 and December 31, 2004—Allowance for Loan Losses,” and Note 2 to the Bank’s audited financial statements included elsewhere herein.

Recently Issued Accounting Standards

Refer to Note 2 to the Financial Statements—“Summary of Significant Accounting Policies—Recent Accounting Pronoucements” for discussion of the recently issued accounting standards.

 Summary of Performance

The Bank achieved record earnings in 2005 and has posted continued increases in earnings since 2001. For the year ended December 31, 2005, the Bank recorded net income of $885,173 or $1.00 per diluted share as compared to a net income of $581,381 or $.66 per diluted share for the year ended December 31, 2004. The return on average assets was 1.05% and 0.82% for the years ended December 31, 2005 and 2004, respectively. The return on average equity was 14.03% and 10.26% for the years ended December 31, 2005 and 2004, respectively.

The year ended December 31, 2005 represented another year of substantial growth for the Bank. The primary reason for the continued growth was due to the increase in the loan portfolio balances, which grew by 21.5%. Loan growth coupled with an average loan yield of approximately 7.57% resulted an increase in interest and fee income on loans, which rose to $2.9 million from $2.2 million.

The following factors reflect the Bank’s continued growth and are important factors relevant to the Bank’s results of operations and financial conditions:

•                  Assets increased by $14.2 million or 18.5% to $91.3 million

•                  Loans increased by $7.4 million or 21.5% to $41.8 million

•                  Deposits increased by $13.3 million or 18.8% to $84.0 million with non-interest deposits representing 74.5% of the total

•                  Net income increased by 52.3% or $303,792 to $885,173 for the year ended December 31, 2005 as compared to $581,381 for the year ended December 31, 2004

•                  Return on average assets increased to 1.05% from 0.82% and return on average equity rose to 14.03% from 10.26%.

Results of Operations

Net Interest Income and Net Interest Margin

The Bank’s earnings depend largely upon the difference between the income received from its loan portfolio and other interest-earning assets and the interest paid on deposits. The difference is “net interest income”. Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank’s net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank’s net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank’s loans are affected principally by the demand for such loans, the supply of money available for lending purposes and other factors. Those factors are, in turn, affected by general economic conditions and other factors beyond the Bank’s control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, the governmental budgetary matters, and the actions of the Federal Reserve Bank (“FRB”).

Interest income increased $1.2 million or 38.1% to $4.3 million for the year ended December 31, 2005 from $3.1 million for the year ended December 31, 2004. Interest income for 2003 was $2.5 million. The increase was principally due to the increase in interest and fee income on loans as the average balance of net loans increased to $38.2 million for the year ended December 31, 2005 from $30.5 million for the year ended December 31, 2004.  The average balance of net loans was $24.2 million for the yearend December 31, 2003. Average interest-earning assets increased $13.0 million to $78.0 million for the year ended December 31, 2005 compared to $65.0 million for the year ended December 31, 2004 and $47.1 million for the year ended December 31, 2003. This increase was coupled with an increase in the yield on average earning assets to 5.46% for the year ended December 31, 2005 from 4.75% and 5.21% for the years ended December 31, 2004 and 2003, respectively. The primary reason for the increase in the asset yield was the impact of a rising interest rates as the Federal Reserve has continued to increase rates since June 2004.

The average yield on securities (U. S. Government agencies, mortgage-backed securities, and other securities) increased to 3.54% for the year ended December 31, 2005 from 3.28% and 3.97% for the years ended December 31, 2004 and 2003, respectively. The impact on income from the rise in the yield was coupled with an increase in the average balance of securities to $27.8 million for the year ended December 31, 2005 from $23.7 million and $16.1 million for the years ended December 31, 2004 and 2003, respectively.

The continued growth in the loan portfolio had a positive impact on net interest income since 2003. Average net loans increased to $38.2 million for the year ended December 31, 2005 reflecting a $7.7 million increase over 2004 and a $6.3 million increase over 2003. The average yield on loans, net increased to 7.57% for the year ended December 31, 2005 from 7.11% and 7.21% for the years ended December 31, 2004 and 2003, respectively. The increase of 46 basis points in 2005 reflects the impact of the rising rate environment. The decline of 10 basis points in 2004 reflects the impact of competition within the market.

                Interest expense increased by $88,029 to $259,595 for the year ended December 31, 2005 from
$171,566 and $190,954 for the years ended December 31, 2004 and 2003, respectively. The reason for the increase is twofold:  (1) the impact of a rising interest rate environment since June 2004; and (2) the increase in the balance of interest-bearing deposits. The average balance of interest-bearing deposits increased by $4.5 million or 32.6% to $18.2 million for the year ended December 31, 2005 from $13.7 million and $11.8 million for the years ended December 31, 2004 and 2003, respectively. The average interest rate the Bank paid for deposits increased by 18 basis points to 1.43% for the year ended December 31, 2005 as compared to 1.25% and 1.63% for the years ended December 31, 2004 and 2003, respectively. The Bank continues to maintain a high ratio of non-interest bearing deposits to total deposits of 74.5% at December 31, 2005 as compared to 79.3% and 76.8% at December 31, 2004 and 2003, respectively.

Net interest margin is calculated by dividing net interest income by average interest-earning assets. The net interest margin was 5.13% for the year ended December 31, 2005 as compared to 4.48% and 4.81% for the years ended December 31, 2004 and 2003, respectively. The primary reason for the increase was the overall rising rate environment coupled with the growth in the net loan balances.

The following table sets forth certain information relating to the Bank for the years ended December 31, 2005, 2004 and 2003. The yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods shown below. Average balances are derived from average daily balances. Yields include amortized loan fees and costs, which are considered adjustments to yields. The table reflects the Bank’s average balances of assets, liabilities and stockholders’ equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

Distribution, Yield and Rate Analysis of Net Income
($ in thousands)

	For the year ended December 31, 2005			For the year ended December 31, 2004			For the year ended December 31, 2003
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	balance	Expense	Yield/Rate	balance	Expense	Yield/Rate	balance	Expense	Yield/Rate
Assets
Interest-earnings assets
Net loans	$38,154	$2,888	7.57%	$30,518	$2,171	7.11%	$24,187	$1,743	7.21%
Securities of U.S. government agencies	7,130	205	2.88%	3,635	96	2.64%	73	2	3.63%
Mortgage-backed securities	13,222	479	3.62%	13,588	458	3.37%	12,737	503	3.95%
Other securities	7,494	302	4.03%	6,482	223	3.44%	3,304	135	4.09%
Federal funds sold	11,989	387	3.23%	10,801	138	1.28%	6,816	73	1.07%
Total interest-earning assets	77,989	$4,261	5.46%	65,024	$3,086	4.75%	47,117	$2,456	5.21%
Non-interest earning assets	6,562			5,804			3,393
Total assets	$84,551			$70,828			$50,510

Liabilities and Stockholders’ Equity
Interest-bearing liabilities
Money market deposits	$13,562	$180	1.33%	$9,930	$124	1.25%	$8,343	$129	1.55%
Savings	941	4	0.43%	681	2	0.29%	501	3	0.60%
Time deposits < $100,000	1,615	30	1.86%	1,698	24	1.41%	1,750	34	1.94%
Time deposits equal to or > $100,000	2,085	46	2.21%	1,422	22	1.55%	1,157	25	2.16%
Total interest-bearing liabilities	18,203	260	1.43%	13,731	172	1.25%	11,750	191	1.63%
Non-interest bearing deposits	59,722			51,221			33,458
Non-interest bearing liabilities	317			212			120
Stockholders’ equity	6,309			5,664			5,182
Total liabilities and stockholders’ equity	$84,551			$70,828			$50,510

Net interest income		$4,001			$2,914			$2,265

Net interest spread			4.04%			3.49%			3.59%
Net interest margin			5.13%			4.48%			4.81%
Ratio of interest-earning assets to interest-bearing
Liabilities			428.44%			473.56%			400.99%

(1).Amortization of loan fees has been included in the calculation of interest income. Amortized loan fees/(costs) were approximately $111,114, $48,571, and  $22,437 for the years ended December 31, 2005, 2004 and 2003, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

(2)  Represents the average rate earned on interest-earning assets less the average rate paid on  interest-bearing liabilities.

(3) Represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank’s interest income and expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes attributable to changes in rate and volume (changes in rate multiplied by changes in volume); and (iv) the net change.

Rate/Volume Analysis of Net Interest Income

	Year Ended December 31, 2005 vs. 2004				Year Ended December 31, 2004 vs. 2003
	Increases (Decreases) Due to Change In				Increases (Decreases) Due to Change In
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(Dollars in Thousands)
Interest-earning Assets:
Net loans, net of deferred fees	$543	$139	$35	$717	$456	$(22)	$(6)	$428
Securities of U.S. Government agencies	92	9	8	109	98	—	(4)	94
Mortgage-backed securities	(12)	34	(1)	21	34	(74)	(5)	(45)
Other securities	35	38	6	79	130	(21)	(21)	88
Federal funds sold	15	211	23	249	42	14	9	65
Total interest-earning assets	$673	$431	$71	$1,175	$760	$(103)	$(27)	$630

Interest-bearing liabilities:
Money market and NOW	$45	$8	$3	$56	$25	$(25)	$(5)	$(5)
Savings deposits	1	1	—	2	1	(2)	(1)	(1)
Time deposits less than $100,000	(1)	8	(1)	6	(1)	(9)	—	(10)
Time deposits $100,000 or greater	10	9	5	24	6	(7)	(2)	(3)
Total interest-bearing liabilities	$55	$26	$7	$88	$31	$(43)	$(7)	$(19)

Total change in net interest income	$618	$405	$64	$1,087	$729	$(60)	$(20)	$649

Provision for Loan Losses

Provision for loan losses was $137,093, $77,648 and $97,043 for the years ended December 31, 2005, 2004, and 2003, respectively. The increase in the provision for loan losses reflects the increase in loan receivable balances. The Bank increased the provision for loan losses during 2005 to ensure adequacy of the allowance, as credit quality concerns usually arise during a rising rate environment, as well as maintaining comparability with its peer group ratio of allowance for loan losses to total loans.  The Bank provided less provision during 2004 based upon the historical credit quality of the loan portfolio and loan payoffs for 2004 that reduced the overall percentage increase in the loan portfolio from 2003 to 2004. During 2003, the allowance for loan losses was increased due to a $38,413 recovery from a prior year charge-off. The allowance for loan losses as a percentage of total loans remained relatively constant. The allowance for loan losses was $544,139 or 1.28% of gross loans held for investment at December 31, 2005 as compared to $407,046 or 1.17% and $329,398 or 1.19% of gross loans held for investment at December 31, 2004 and 2003, respectively.

Provisions to the allowance for loan losses are made monthly, in anticipation of future probable loan losses. The monthly provision is calculated on a predetermined formula to ensure adequacy as the portfolio grows. The formula is composed of various components. Allowance factors are utilized in estimating the allowance for loan losses. The allowance is determined by assigned specific allowances for all loans. As higher allowance levels become necessary as a result of this analysis, the allowance for loan losses will be increased through the provision for loan losses. (See “Comparison of Financial Condition at December 31, 2005 and December 31, 2004—Allowance for Loan Losses,” below).

Non-Interest Income

Other income includes service charges on deposit accounts, income from mortgage banking activities,  income from bank owned life insurance and other miscellaneous income. Non-interest income decreased by $4,237 or 0.8% to $553,272 for the year ended December 31, 2005 as compared to $557,509 for the year ended December 31, 2004, primarily due to a decrease in income from mortgage banking. Total non-interest income represented 11.5% of total revenue for 2005 as compared to 15.3% for 2004.  Non-interest income as a percentage of average assets continues to decline due to the growth in the Bank creating higher average asset balances.

The service charges on deposit accounts, customer fees and miscellaneous income are comprised primarily of fees charged to deposit accounts and depository related services. Fees generated from deposit accounts are made up of periodic service fees and fees that relate to specific actions, such as the returning or paying of checks presented against accounts with insufficient funds. Depository related services include fees for money orders and cashier’s checks placing, stop payments on checks, check-printing fees, wire transfer fees, fees for safe deposit boxes and fees for returned items or checks that were previously deposited. The aggregate balance of these fees increased $32,056 or 7.5% to $461,678 for the year ended December 31, 2005 from $429,622 and $332,858 for the years ended December 31, 2004 and 2003, respectively. The increase is primarily attributable to activity on a higher aggregate number of deposit accounts as non-interest deposits increased to $62.6 million at December 31, 2005 from $56.1 million and $40.8 million at December 31, 2004 and 2003, respectively. The Bank periodically reviews service charges to maximize service charge income while still maintaining a competitive pricing. Service charge income on deposit accounts increased with the growing deposit volume, and growth in the number of accounts and to the extent fees are not waived. Therefore, as the number and balances of deposit accounts increases, service charge income is expected to increase.

Income from mortgage banking activities declined by $48,510 or 73.3% to $17,697 for the year ended December 31, 2005 from $66,207 for the year ended December 31, 2004. The decline was due to a slowdown in the refinance mortgage market and the reduction in marketing for this product. The Bank did not originate any loans during the year ended December 31, 2005 as the Bank began brokering its mortgage loans through an origination conduit and recording broker fee income as part of income from mortgage banking during the second quarter of 2004. During the year ended December 31, 2004, the Bank originated for sale $2.2 million in single-family mortgage loans and sold $2.3 million in mortgage loans. During the year ended December 31, 2004, the Bank originated for sale $12.2 million in single-family mortgage loans and sold $13.3 million in mortgage loans generating income of $215,682 offset by a mark to market adjustment of $66,636 incurred with the reclassification of $2.9 million of loans held for sale to loans held for investment. The Bank anticipates continuing to act as a broker for single-family mortgage loans.

Income from bank owned life insurance increased to $64,421 for the year ended December 31, 2005 as compared to $59,687 for the year ended December 31, 2004. The increase reflects a full year’s earnings in 2005 as compared to eleven months earnings in 2004. The Bank purchased $1.3 million of bank owned life insurance as of January 31, 2004 for three of its key executives.

The following table sets forth the various components of non-interest income for the years ended December 31:

	Non-interest Income
	($ in thousands)
	2005	%	2004	%	2003	%
	Amount	Of Total	Amount	of Total	Amount	of Total
	($ in thousands)
Service charges on DepositAccounts	$462	83.54%	$430	77.06%	$333	69.51%
Other miscellaneous fee income	9	1.63%	2	0.36%	5	1.06%
Income from Mortgage Banking	18	3.26%	66	11.83%	141	29.43%
Income from bank owned life insurance	64	11.57%	60	10.75%	—	—
	$553	100.00%	$558	100.00%	$479	100.00%
As a percentage of average earning assets		0.71%		0.86%		1.01%

Non-Interest Expense

The following table sets forth the non-interest expenses for the years ended December 31:

	Non-interest Expense
	($ in thousands)
	2005	%	2004	%	2003	%
	Amount	of Total	Amount	of Total	Amount	of Total
Salaries and employee benefits	$1,452	48.97%	$1,235	49.89%	$1,123	50.80%
Occupancy and equipment	263	8.87%	254	10.26%	250	11.30%
Data processing	224	7.55%	192	7.76%	177	8.05%
Deposit products and services	331	11.16%	247	9.98%	158	7.19%
Professional	164	5.53%	172	6.95%	139	6.32%
Advertising and marketing	128	4.32%	78	3.15%	63	2.87%
Directors’ fees and expenses	78	2.63%	66	2.66%	61	2.78%
Printing and supplies	54	1.82%	38	1.53%	41	1.87%
Telephone	20	0.67%	20	0.81%	22	1.00%
Insurance	24	0.82%	23	0.92%	20	0.91%
Other expenses	227	7.66%	151	6.09%	155	6.55%
Total non-interest expenses	$2,965	100.00%	$2,476	100.00%	$2,209	100.00%

Non-interest expense as a percentage of average assets		3.51%		3.50%		4.37%
Efficiency ratio		65.11%		71.33%		80.50%

Non-interest expense was $3.0 million for the year ended December 31, 2005 as compared to $2.5 million and $2.2 million for the years ended December 31, 2004 and 2003, respectively. Expenses that grew significantly in 2005 were Salaries and employee benefits, Deposit products and service expenses, Advertising and marketing and Other expenses. Numerous categories of non-interest expense reflect small dollar increases and low to negative percentage increases and therefore are not discussed herein. Salaries and employee benefits expense increased to $1.5 million for the year ended December 31, 2005 as compared to $1.2 million and $1.1 million for the years ended December 31, 2004 and 2003, respectively due primarily to an increase in staff, as the new branch staff was hired during 2005, as well as benefit costs related to the bank owned life insurance, 401(k) plan contributions, and incentive compensation expenses offset by an increase in the capitalization of loan origination costs, which were $141,697 for the year ended December 31, 2005 as compared to $113,700 and $87,600 for the years ended December 31, 2004 and 2003, respectively. Deposit products and services expenses which includes courier expenses, third party payments and check printing charges increased to $331,000 for the year ended December 31, 2005 as compared to $247,000 and $158,000 for the years ended December 31, 2004 and 2003, respectively. This increase reflects the growth in the non-interest bearing deposit base. Advertising and marketing expenses increased to $128,000 for the year ended December 31, 2005 as compared to $78,000 and $63,000 for the years ended December 31, 2004 and 2003, respectively primarily due to marketing campaigns for business development related to both loan and deposit growth during 2005. Other expenses increased to $227,000 for the year ended December 31, 2005 as compared to $151,000 and $155,000 for the years ended December 31, 2004 and 2003, due to volume increases related to correspondent bank charges, operations and miscellaneous expenses related to the shareholders’ annual meeting expenses.  Expenses for this period may not necessarily be representative of future periods of operations. It is anticipated that future non-interest expenses will continue to increase as a result of expected increases due to the new branch in Ontario and increases in loan and deposit volumes.

Provision for Income Taxes

For the year ended December 31, 2005, the Bank had current income tax expense of $566,619 at an effective tax rate of 39.0% as compared to $336,328 or an effective tax rate of 36.6% for the year ended December 31, 2004. The effective tax rate increased as tax benefit carry forwards were used.

For the year ended December 31, 2003, the Bank had current tax expense of $61,007 and a deferred tax benefit of $122,964, resulting in a net tax benefit of $61,957. The deferred tax benefit arose from the reduction of the valuation allowance against the deferred tax asset. Management believes that this reduction is appropriate given the Bank’s substantially positive earnings and favorable prospects for future earnings, which makes it likely that the Bank will benefit from the deferred tax asset in future periods. As a result of the reduction in the valuation allowance, as well as changes in temporary differences, the deferred tax asset increased from a net liability of $38,890 at December 31, 2002 to a net asset of $110,214 at December 31, 2004 and $259,828 at December 31, 2005.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

General

At December 31, 2005 and 2004, the Bank had total assets of $91.3 million and $77.1 million, respectively, representing an increase of $14.2 million or 18.5%. Net loans increased significantly by $7.4 million or 21.5% to $41.8 million from $34.4 million at December 31, 2005 and 2004, respectively.  Total Investments increased by $1.6 million or 6.0% to $28.8 million at December 31, 2005 from $27.1 million at December 31, 2004. Cash and cash equivalents were $16.7 million at December 31, 2005 as compared to $13.3 million at December 31, 2004.  The $7.4 million increase in net loans; the $3.4 million increase in cash and cash equivalents; the $1.6 million increase in total investments; and the $1.6 million increase in fixed assets for the new Ontario branch were support by a  $13.3 million increase in deposits in 2005.

Loan Portfolio Composition

Net Loans increased by $7.4 million or 21.5% to $41.8 million as of December 31, 2005 from $34.4 million as of December 31, 2004. Net Loans comprised 45.8% and 44.6% of the total assets at December 31, 2005 and December 31, 2004, respectively.

The table on the following page sets forth the composition of the Bank’s loan portfolio before the allowance for loan losses by major category, both in dollar amount and percentage of the portfolio at the dates indicated:

Distribution of Loans and Percentage Composition

	As of December 31, 2005		As of December 31, 2004
	Amount	Percentage	Amount	Percentage
	($ in thousands)

Real estate	$30,444	71.6%	$23,886	68.4%
Commercial	8,296	19.5%	6,597	18.9%
Construction	2,791	6.6%	3,521	10.1%
Farm/Agriculture	331	0.8%	346	1.0%
Installment	633	1.5%	574	1.6%
Gross loans	$42,495	100.0%	$34,924	100.0%

Real estate loans increased by $6.6 million or 27.5% to $30.4 million or 71.6% of total loans at December 31, 2005 from $23.9 million at December 31, 2004 or 68.4% of total loans. Real estate loans are extended to finance the purchase and/or improvement of commercial and residential real estate. Commercial real estate loans increased to $26.4 million at December 31, 2005 from $19.5 million at December 31, 2004. Residential real estate loans decreased to $4.0 million at December 31, 2005 from $4.4 million at December 31, 2004. These commercial and residential properties may be either owner-occupied or for investment purposes. The Bank adheres to the real estate loan guidelines set forth by the Bank’s internal loan policy. These guidelines include, among other things, review of appraisal value, limitation on loan to value ratio, and minimum cash flow requirements to service the debt. The majority of the properties taken as collateral are located in the Inland Empire. Management anticipates that this category of lending, particularly commercial real estate lending, will make up a significant part of the Bank’s loan portfolio in the future.

Commercial loans increased by $1.7 million to $8.3 million or 19.5% of total loans at December 31, 2005 from $6.6 million at December 31, 2004 or 18.9% of total loans. Commercial loans include term loans and revolving lines of credit. Term loans have typical maturities of three years to five years and are extended to finance the purchase of business entities, business equipment, leasehold improvements, or for permanent working capital. Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. Management anticipates that this category of lending will continue to make up a significant portion of the Bank’s loan portfolio in the future.

Construction loans, consisting primarily of participations in loans to single-family real estate developers and  to individuals in Southern California, decreased by $730,000 to $2.8 million or 6.6% of total loans at December 31, 2005 from $3.5 million at December 31, 2004 or 10.1% of total loans. The decrease is due to payoffs of participation loans with other banks in single family real estate development within the Inland Empire.

Farm/Agriculture loans, consisting primarily of one nursery land loan, decreased to $330,920 or 0.8% of total loans at December 31, 2005 from $345,261 or 1.0% of total loans at December 31, 2004. The decline represents principal payments on the loan.

Installment loans, consisting primarily of consumer loans, decreased by $2,105 to $633,504 or 1.5% of total loans at December 31, 2005 from $573,557 or 1.6% of total loans at December 31, 2004.

The table on the following page shows the maturity distribution and repricing intervals of the Bank’s outstanding loans at December 31, 2005. Balances of fixed rate loans are displayed in the column representative of the loan’s stated maturity date. Balances for variable rate loans are displayed in the column representative of the loan’s next interest rate change.

Loan Maturities and Repricing Schedule

	At December 31, 2005
	($ in thousands)
		After One
	Within	But Within	After Five
	One Year	Five Years	Years	Total
Construction	$2,791		$2,791
Commercial	6,645	$471	$1,180	8,296
Real Estate	3,111	15,554	11,779	30,444
Farm/Agriculture	331	331
Installment	29	597	7	633
Total gross loans	$12,576	$16,953	$12,966	$42,495
Loans with variable (floating) interest rates	$10,587	$8,126	$—	$18,714
Loans with predetermined (fixed) interest rates	$2,718	$10,289	$10,774	$23,781

Off-Balance Sheet Arrangements

During the ordinary course of business, the Bank will provide various forms of credit lines to meet the financing needs of its customers. These commitments to provide credit represent an obligation of the Bank to its customers, which is not represented in any form within the balance sheets of the Bank. At December 31, 2005 and 2004, the Bank had $7.9 million and $4.7 million, respectively, of off-balance sheet commitments to extend credit. These commitments are the result of existing unused lines of credit and unfunded loan commitments. These commitments represent a credit risk to the Bank.  At December 31, 2005 and 2004 the Bank had established a reserve for unfunded commitments of $56,539 and $26,782, respectively.

 At December 31, 2005 and 2004, the Bank had letters of credit of $315,300 and $453,960, respectively. These letters of credit are sometimes unsecured and may not  necessarily be drawn upon to the total extent to which the Bank is committed.

The effect on the Bank’s revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will ever be used.

For more information regarding the Bank’s off-balance sheet arrangements, see Note 12 to the audited financial statements located elsewhere herein.

Non-performing Assets

Non-performing assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned (“OREO”). Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

Management’s classification of a loan as non-accrual is an indication that there is a reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, the Bank stops recognizing income from the interest on the loan and may reserve any uncollected interest that had been accrued but unpaid if it is determined uncollectible or the collateral is inadequate to support such accrued interest amount. These loans may or may not be collateralized, but collection efforts are continuously pursued.

As of December 31, 2005 and 2004, the Bank had no non-performing assets, loans on non-accrual status, restructured loans, or OREO. At December 31, 2005 and 2004, the Bank had classified loans totaling $1.3 million or 3.01% of average loans and $1.0 million or 3.35% of average loans, respectively. All classified loans were current at December 31, 2005 and 2004. Management continues to anticipate that there will be a certain level of problem assets and classified loans as they are an inherent part of the lending process. Accordingly, the Bank has established an allowance for loan losses of $544,139 and $407,046 at December 31, 2005 and December 31, 2004, respectively.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses at a level Management considers adequate to cover the inherent risk of loss associated with its loan portfolio under prevailing and anticipated economic conditions. In determining the adequacy of the allowance for loan losses, Management takes into consideration growth trends in the portfolio, examination by financial institution supervisory authorities, prior loan loss experience of the Bank’s Management, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment, and internal and external credit reviews.

The Bank formally assesses the adequacy of the allowance on a quarterly basis. This assessment is comprised of: (i) reviewing the adversely graded, delinquent or otherwise questionable loans; (ii) generating an estimate of the loss potential in each loan; (iii) adding a risk factor for industry, economic or other external factors; and (iv) evaluating the present status of each loan and the impact of potential future events.

Allowance factors are utilized in the analysis of the allowance for loan losses. Allowance factors ranging from 0.65% to 2.00% are applied to disbursed loans that are unclassified and uncriticized. Allowance factors averaging approximately 0.50% are applied to undisbursed loans. Allowance factors are not applied to either loans secured by bank deposits nor to loans held for sale, which are recorded at the lower of cost or market.

The process of providing for loan losses involves judgmental discretion, and eventual losses may therefore differ from even the most recent estimates. Due to these limitations, the Bank assumes that there are losses inherent in the current loan portfolio, which may have been sustained, but which have not yet been identified. The Bank therefore attempts to maintain the allowance at an amount sufficient to cover such unknown but inherent losses.

At December 31, 2005 and December 31, 2004, the allowance for loan losses was $544,139 and $407,046, respectively. The ratios of the allowance for loan losses to total loans held for investment at December 31, 2005 and December 31, 2004 were 1.28% and 1.17%, respectively. The ratio of net charge-offs to average total loans was zero at December 31, 2005 and 2004, respectively.

There can be no assurances that future economic or other factors will not adversely affect the Bank’s borrowers, or that the Bank’s asset quality may not deteriorate through rapid growth, failure to identify and monitor potential problem loans or for other reasons, thereby causing loan losses to exceed the current allowance.

The table on the following page summarizes, for the years ended December 31, 2005, 2004 and 2003, the loan balances at the end of the period and the daily average loan balances during the period; changes in the allowance for loan losses arising from loan charge-offs, recoveries on loans previously charged-off, and additions to the allowance which have been charged against earnings, and certain ratios related to the allowance for loan losses.

Allowance for Loan Losses

	As of or For the Year Ended December 31,

	2005	2004	2003
	($ in thousands)
Balances:
Average net loans outstanding during period	$38,154	$30,518	$24,187
Total loans outstanding at the end of the period	$42,495	$34,924	$27,540
Allowance for loan losses:
Balance at the beginning of the period	407	329	194
Total charge-offs—commercial loan	0	0	0
Total recoveries	0	0	(38)
Net loan charge-offs	0	0	(38)

Provision for loan losses	137	78	97
Balance at the end of the period	$544	$407	$329

Ratios:
Net loan charge-offs to average total loans	n/a	n/a	-0.02%
Provision for loan losses to average total loans	0.36%	0.26%	0.40%
Allowance for loan losses to total loans at the
end of the period	1.28%	1.17%	1.19%
Net loan charge-offs to allowance for loan losses at the end of the period	n/a	n/a	(11.55)%
Net loan charge-offs to Provision for loan losses	n/a	n/a	(39.18)%

In the future, the Bank intends to concentrate the majority of its earning assets in loans. In all forms of lending there are inherent risks. The Bank anticipates concentrating the preponderance of its loan portfolio in both commercial and real estate loans. A smaller part of the future anticipated loan portfolio will be represented by installment and consumer loans.

While the Bank believes that its underwriting criteria are prudent, outside factors, such as the recession or natural disaster in Southern California could adversely impact credit quality. A repeat of the recession in Southern California in the early 1990’s or the Los Angeles earthquake of 1994 could cause a deterioration in the Bank’s loan portfolio.

The Bank attempts to mitigate collection problems by supporting its loans with collateral. The Bank also utilizes an outside credit review firm in an effort to maintain loan quality. A loan sample group is reviewed quarterly with new loans and those that are delinquent receive special attention. The use of this outside service provides the Bank with an independent look at its lending activities. In addition to the Bank’s internal grading system, loans criticized by this outside review may be downgraded with appropriate reserves added if required.

As indicated above, the Bank formally assesses the adequacy of the allowance on a quarterly basis by (i) reviewing the adversely graded, delinquent or otherwise questionable loans; (ii) generating an estimate of the loss potential in each loan; (iii) adding a risk factor for industry, economic or other external factors; and (iv) evaluating the present status of each loan type and the impact of potential future events. Although Management believes the allowance is adequate to absorb losses as they arise, no assurances can be given that the Bank will not sustain losses in any given period, which could be substantial in relation to the size of the allowance.

The following table provides a breakdown of the allowance for loan losses by categories as of the dates indicated:

Allocation of Allowance for Loan Losses

	As of December 31,
	($ in thousands)
	2005		2004		2003
		% of		% of		% of
		Loans in		Loans in		Loans in
		Category		Category		Category
		To Total		to Total		to Total
Balance at End of Period Applicable to:	Amount	Loans	Amount	Loans	Amount	Loans (a)

Construction	$21	6.6%	$26	10.1%	$11	1.7%
Real Estate	249	71.6%	162	68.4%	143	71.0%
Commercial	131	19.5%	143	18.9%	119	23.4%
Farm/Agriculture	3	0.8%	3	1.0%	4	1.3%
Installment	8	1.5%	6	1.6%	7	2.2%
Unallocated	132		67		45
Total Allowance for
Loan Losses	$544	100.0%	$407	100.0%	$329	99.6%

Total Loans held for
Investment	$42,495		$34,924		$27,540

(a)          For 2003, a 0.04% allowance for loan losses was allocated to loans held for sale.

Investment Portfolio

The investment policy of the Bank, as established by the Board of Directors, attempts to provide and maintain adequate liquidity and a high quality portfolio that complements the Bank’s lending activities and generates a favorable return on investments without incurring undue interest rate or credit risk. The Bank’s existing investment security portfolio consists of U.S. government agency securities, mortgaged-backed securities, municipal bonds and corporate bonds. Investment securities held to maturity are carried at cost, which equates to the unpaid principal balances adjusted for amortization of premium and accretion of discounts. Investment securities available for sale are carried at fair value. The Bank also invests in short-term interest-bearing deposits in other banks, which totaled $6.0 million and $6.3 million at December 31, 2005 and 2004, respectively. The final component of the Bank’s investment portfolio is restricted stock investments in the Federal Reserve Bank, the Federal Home Loan Bank of San Francisco, and Pacific Coast Bankers’ Bank. Restricted stock investments totaled $572,200 and $493,100 at December 31, 2005 and 2004, respectively, and are carried at cost.

The investment securities portfolio at fair value was $22.2 million at December 31, 2005 and $20.4 million at December 31, 2004. Investment securities represented 24.3% of total assets at December 31, 2005 and 26.4% of total assets at December 31, 2004. As of December 31, 2005, $16.3 million of the investment portfolio was classified as available for sale and $5.9 million was classified as held to maturity. As of December 31, 2004, $15.6 million of the investment portfolio was classified as available for sale and $4.8 million was classified as held to maturity. With the exception of Federal Home Loan Bank stock of $362,600, Federal Reserve stock of $159,600 and Pacific Coast Bankers’ Bank stock of $50,000, the remaining investment portfolio at December 31, 2005 includes both fixed and adjustable rate instruments.

The following table summarizes the carrying value and fair market value and distribution of the Bank’s investment securities as of the dates indicated:

Investment Portfolio

	At December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	($ in thousands)

Held to maturity:
Mortgage-backed	$5,123	$5,017	$3,592	$3,570
Corporate bonds	285	295	763	841
Municipal bonds	443	452	446	448
Total held to maturity	5,851	5,764	4,801	4,859

Available for sale:
Municipal bonds	343	343	—	—
Federal agency	7,677	7,677	5,942	5,942
Mortgage-backed	8,291	8,291	9,621	9,621
Total available for sale	16,311	16,311	15,563	15,563
Total	$22,162	$22,075	$20,364	$20,422

The following table summarizes the maturity and repricing schedule of the Bank’s investment securities and their weighted average yield at December 31, 2005. The table excludes 1) mortgage-backed securities for which the Bank receives monthly principal and interest payments; 2) equity securities, which do not mature or reprice; and 3) interest-bearing deposits in other banks, of which $5.5 million will mature within one year, and $495,000 will mature after one year but within five years.

Investment Maturities and Repricing Schedule

	($ in thousands)
	Less Than		After One But		After 5 But		After 10 But
	One Year		Within 5 Years		Within 10 Years		Within 20 Years
Available for sale
Federal agency	$3,265	3.50%	$4,412	3.94%	—	—	—	—
Municipal	—	—	—	—	—	—	$343	4.15%

Held to Maturity
Corporate Bonds	—	—	—	—	$284	6.69%	—	—
Municipals	—	—	—	—	—	—	$443	4.08%
Totals	$3,265	3.50%	$4,412	3.94%	$284	6.69%	$786	4.11%

Deposits

Total deposits at December 31, 2005 and 2004 were $84.0 million and $70.7 million, respectively. Deposits are the Bank’s primary source of funds. As the Bank’s need for lendable funds grows, dependence on deposits increases. The percentage of total deposits represented by time deposits was 4.4% and 4.9% at December 31, 2005 and 2004, respectively. The average rate paid on time deposits in denominations of $100,000 or more was 2.21% and 1.55% for the periods ending December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Bank had deposits from certain of its directors totaling $11.4 million and $9.2 million, respectively. See “Risk Factors—The Bank’s business may be affected by a significant concentration of deposits with related parties”. Further, at December 31, 2005 and 2004, deposits from escrow companies represented $39.4 million or 47% and $38.4 million or 54% of the Bank’s total deposits, respectively. See “Risk Factors—The Bank’s business may be affected by a significant concentration of deposits within one industry”.

The following table summarizes the distribution of average daily deposits and the average daily rates paid for the years ended December 31, 2005 and December 31, 2004, respectively.

	Average deposits
	For the year ended		For the year ended
	December 31, 2005		December 31, 2004
	($ in thousands)
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
Demand deposits, non-interest bearing	$59,722	—	$51,221	—
Money market and NOW accounts	13,562	1.33%	9,930	1.25%
Savings deposits	941	0.43%	681	0.29%
Time certificate of deposits in denominations of $100,000 or more	2,085	2.21%	1,422	1.55%
Other time deposits	1,615	1.86%	1,698	1.41%
Total deposits	$77,925	0.33%	$64,952	0.26%

At December 31, 2005, the scheduled maturities of the Bank’s time deposits in denominations of $100,000 or greater which amounted to $2.2 million were as follows:

Maturities of Time Deposits of $100,000 or more
At December 31, 2005
($ in thousands)

Three months or less	$907
Over three months through six months	500
Over six months through twelve months	809
Over twelve months	—
$2,216

Federal Home Loan Advances and Other Borrowings

The Bank utilizes Federal Home Loan Bank (“FHLB”) advances as alternative sources of funds to supplement customer deposits. These borrowings are collaterized by securities and secondarily by the Bank’s investment in capital stock of the FHLB. The FHLB provides advances pursuant to several different credit programs, each of which has its own interest rate, range of maturities, and collaterization requirements. The maximum amount that the FHLB will advance to member institutions, including the Bank, fluctuates from time to time in accordance with policies of the FHLB. The Bank had no advances outstanding with the FHLB at December 31, 2005 or December 31, 2004. On December 21, 2005, the Bank entered into a stand by letter of credit with the FHLB for $800,000. This stand-by letter of credit was issued as collateral for local agency deposits that the Bank is maintaining.

Interest Rate Risk Management

The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of the Bank’s assets and liabilities so as to optimize the risk/reward equation for earnings and capital in relation to changing interest rates. In order to identify areas of potential exposure to rate changes, the Bank calculates its repricing gap on a quarterly basis.  It also performs an earnings simulation analysis and market value of portfolio equity calculation on a quarterly basis to identify more dynamic interest rate exposures than those apparent in standard repricing gap analysis.

The Bank manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. Rate-sensitive assets either contain a provision to adjust the interest rate periodically or mature within one year. Those assets include certain loans, certain investment securities and federal funds sold. Rate-sensitive liabilities allow for periodic interest rate changes and include time certificates, certain savings and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that are repricing at various time frames is called the interest rate sensitivity “gap.”  Generally, if repricing assets exceed repricing liabilities in any given time period the Bank would be deemed to be “asset-sensitive” for that period, and if repricing liabilities exceeds repricing assets at any given time period, the Bank would be deemed to be “liability-sensitive” for that period. The Bank seeks to maintain a balanced position over the period of one year in which it has no significant asset or liability sensitivity, to ensure net interest margin stability in times of volatile interest rates. In seeking to achieve this goal, the Bank maintains a significant level of loans and deposits available for repricing within one year.

The Bank is generally asset sensitive, meaning that net interest income tends to rise as interest rates rise and decline as interest rates fall. At December 31, 2005, approximately 43.8% of loans have terms that incorporate variable interest rates. Most variable rate loans are indexed to the Bank’s prime rate and changes occur as the prime rate changes. Approximately 11.4% of all fixed rate loans at December 31, 2005 mature within twelve months.

A preponderance of the Bank’s investment portfolio consists of fixed rate products with typical average lives of between three and five years. The mortgage-backed security portfolio receives monthly principal repayments which reduces the securities average lives as principal repayments levels increase over expected levels. Additionally, agency securities contain options by the agency to call the security, which would cause repayment prior to scheduled maturity.

At December 31, 2005, approximately 44.3% or $36.6 million of interest-earning assets will mature or reprice within one year, and approximately 99.9% or $60.8 million of interest-bearing liabilities will reprice or mature over the same period.

Liability costs are generally based upon, but not limited to, U.S. Treasury interest rates and movements and rates paid by local competitors for similar products.

The change in net interest income may not always follow the general expectations of an “asset-sensitive” or “liability-sensitive” balance sheet during periods of changing interest rates. This possibility results from interest rates earned or paid changing by differing increments and at different time intervals for each type of interest-sensitive asset and liability. The interest rate gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not reflect the Bank’s interest rate sensitivity in subsequent periods. The Bank attempts to balance longer-term economic views against prospects for short-term interest rate changes in all repricing intervals.

The table on the following page sets forth the interest rate sensitivity of the Bank’s interest-earning assets and interest-bearing liabilities as of December 31, 2005 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

Interest Rate Sensitivity Analysis
at December 31, 2005
($ in thousands)

	Amounts Subject to Repricing Within
				over	Non-interest
	0 - 3 months	3 - 12 months	> 1 to 5 years	5 years	bearing	Total

Fed funds sold	$11,370					$11,370
Interest earning deposits & short term investments	3,762	$1,773	$495			6,030
Investment Securities		3,265	4,744	$1,070		8,747
MBS		3,324	4,744	5,346		13,414
Loans Receivable	10,608	1,968	16,953	12,966		42,495
FHLB, PCBB & Fed Reserve Stock	572	—	—	—		572
Total interest-earning assets	26,312	10,330	26,604	19,382	—	82,628
Unamortized discounts	(36)	(7)	(57)	(44)		(144)
Allowance for loan losses	(124)	(26)	(223)	(171)		(544)
Net interest earning assets	26,152	10,297	26,324	19,167	—	81,940
Other non-interest earning assets					$9,392	9,392
Total assets	$26,152	$10,297	$26,324	$19,167	$9,392	$91,332

Demand deposits including MMDA (a)	$57,135					$57,135
Certificate of deposit	1,525	$2,173	$6			3,704
Total interest-bearing liabilities	58,660	2,173	6	—	—	60,839
Non-interest-bearing deposits					$23,183	23,183
Non-interest-bearing liabilities					616	616
Equity					6,694	6,694
Total liabilities & equity	$58,660	$2,173	$6	—	$30,493	$91,332

Interest sensitive gap	$(32,348)	$8,157	$26,598	$19,382		$21,789
Cumulative sensitive gap	$(32,348)	$(24,191)	$2,407	$21,789
Cumulative interest rate sensitivity gap ratio (based on total assets)	(35.44)%	(26.50)%	2.64%	23.87%

(a) includes demand deposit balances with analysis credits tied to floating rate indices.

The Bank uses Risk Monitor software for asset/liability management in order to simulate the effects of potential interest rate changes on the Bank’s net interest margin. These simulations provide static information on the projected fair market value of the Bank’s financial instruments under differing interest rate assumptions. The simulation program utilizes specific loan and deposit maturities, embedded options, rates and re-pricing characteristics to determine the effects of a given interest rate change on the Bank’s interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against the Bank’s investment, loan, deposit and borrowed funds portfolios. The rate projections can be shocked (an immediate and sustained change in rates, up or down).   The Bank typically uses multiple standard interest rate scenarios in conducting the simulation of an upward shock of 200 basis points (“bp”) and a downward shock of 200 bp.

The Bank’s policy is to limit the change in the Bank’s net interest margin and economic value to plus or minus 10% upon application of interest rate shocks of 200 bp, as compared to a base rate scenario. As of December

31, 2005, the Bank had an estimated net interest margin sensitivity profile reflecting a change in net interest income of $308,000 at plus 200 bp and ($291,000) at minus 200 bp. This profile illustrates that if there were an immediate increase of 200 bp in interest rates, the Bank’s annual net interest income would likely increase by $308,000, or approximately 7.0%. By the same token, if there were an immediate downward adjustment of 200 bp in interest rates, the Bank’s net interest income would likely fall by approximately $291,000, or 6.6%, over the next year. The relationship between the change in net interest income under rising and declining rate scenarios is typically expected to be inversely proportionate.  The Bank’s interest rate risk profile has not changed since December 31, 2004 when it displayed an estimated net interest margin sensitivity profile reflecting a change in net interest income of $306,000 at plus 200 bp and ($350,000) at minus 200 bp.

Liquidity and Capital Resources

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet the Bank’s cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves the Bank’s ability to convert assets into cash or cash equivalents without significant loss, and to raise cash or maintain funds without incurring excessive additional cost. The Bank maintains a portion of its funds in cash, deposits in other banks, overnight investments, and securities available for sale.  At December 31, 2005, the Bank’s liquid assets totaled approximately $39.0 million and its liquidity level, measured as the percentage of liquid assets to total assets, was 42.7%. Management anticipates that liquid assets and the liquidity level will decline as the Bank leverages itself in the future.

Although the Bank’s primary sources of liquidity include liquid assets and a stable deposit base, the Bank has Fed funds lines of credit of $3 million and $2 million with Union Bank of California and Pacific Coast Bankers’ Bank, respectively. The Bank is a member of the Federal Home Loan Bank (“FHLB”). As a member of the FHLB, the Bank may borrow funds collateralized by the Bank’s securities or qualified loans up to 25% of its total asset base.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material adverse effect on the Bank’s financial statements and operations. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Total Capital and Tier I Capital to total risk-weighted assets, and of Tier I Capital to average assets. The minimum rates for capital adequacy are 8% (Total Risk-Based), 4% (Tier I Risk-Based) and 4% (Leverage Capital Ratio), respectively. The Bank had Total Risk-Based and Tier I Risk-Based capital ratios of 13.21% and 12.14%, respectively at December 31, 2005. The Bank’s Leverage Capital Ratio was 7.54% at December 31, 2005. (See Part I, Item 1 “Description of Business—Regulation and Supervision—Capital Adequacy Requirements” herein for exact definitions and regulatory capital requirements). As of December 31, 2005 and 2004, the Bank was “well-capitalized.”  To be categorized as well-capitalized the Bank must maintain Total Risk-Based, Tier I Risk-Based, and Tier I Leverage Ratios of at least 10%, 6% and 5%, respectively.

Risk Management

Various types of risk are inherent in the business of banking. Federal regulators have adopted examination guidelines that scrutinize not only the Bank’s level of risk, but also its ability to manage and control that risk. Regulators evaluate risks that affect capital, liquidity, and compliance to determine their potential effect on the safety and soundness of the Bank. Certain risks may be covered by insurance coverage, but management must establish a risk management approach that addresses all areas of risk.

Management believes that the Bank has in place acceptable limits for each of the risks identified by the FDIC. The Bank has defined the types of risk, and has mechanisms in place to manage, monitor and report these risks.

Specifically, the Bank focuses on six risk categories within each area of the Bank. Those include credit risk, interest rate risk, liquidity risk, market risk, transaction risk and compliance risk.

Impact of Inflation; Seasonality

The primary impact of inflation on the Bank is its effect on interest rates. The Bank’s primary source of income is net interest income, which is affected by changes in interest rates. The Bank attempts to limit the impact of inflation on its net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as non-interest expenses has not been significant since the Bank’s inception. The Bank’s business is generally not seasonal.

Item 7:  Financial Statements

Item 8:  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 8A:  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Bank’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Bank’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) promulgated under the Exchange Act as of the end of the period covered by this report (the “Evaluation Date”) have concluded that as of the Evaluation Date, the Bank’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Bank would be made known to them by others within the Bank, particularly during the period in which this report was being prepared. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no significant changes in the Bank’s internal controls over financial reporting or in other factors in the fourth quarter of 2005 that has materially affected, or is reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

Item 8B:  Other Information.

None.

PART III

Item 9:  Directors, Executive Officers, Promoters, and Control Persons; Compliance with Section 16(a) of the Exchange Act

Directors and Executive Officers

The information required to be furnished pursuant to this item with respect to Directors and Executive Officers of the Bank will be set forth under the caption “Election of Directors” in the Bank’s proxy statement for the 2006 Annual Meeting of Shareholders (the “Proxy Statement”), which the Bank will file with the Comptroller within 120 days after the close of the Bank’s 2005 fiscal year in accordance with SEC Regulation 14A under the Securities Exchange Act of 1934. Such information is hereby incorporated by reference.

Compliance with Section 16(a) of the Exchange Act

The information required to be furnished pursuant to this item with respect to compliance with Section 16(a) of the Exchange Act will be set forth under the caption “Section 16(a) Beneficial Ownership Reporting Compliance” in the Proxy Statement, and is incorporated herein by reference.

Code of Ethics

The information required to be furnished pursuant to this item with respect to the Bank’s Code of Ethics will be set forth under the caption “Board Committees and Other Corporate Governance Matters” in the Proxy Statement, and is incorporated herein by reference.

Item 10:  Executive Compensation

The information required to be furnished pursuant to this item will be set forth under the caption “Executive Compensation” in the Proxy Statement, and is incorporated herein by reference.

Item 11:  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans

The information required to be furnished pursuant to this item with respect to securities authorized for issuance under equity compensation plans is set forth under “Item 5—Market for Common Equity and Related Stockholder Matters,” above.

Other Information Concerning Security Ownership of Certain Beneficial Owners and Management

The remainder of the information required to be furnished pursuant to this item will be set forth under the captions “Security Ownership of Certain Beneficial Owners” and “Election of Directors” in the Proxy Statement, and is incorporated herein by reference.

Item 12:  Certain Relationships and Related Transactions

The information required to be furnished pursuant to this item will be set forth under the caption “Certain Transactions” in the Proxy Statement, and is incorporated herein by reference.

Item 13:  Exhibits

(a)                                  Exhibits

3.1	Articles of Association of Chino Commercial Bank, N.A. (1)
3.2	Bylaws of Chino Commercial Bank, N.A. (1)
3.3	Article Amendment for Stock Split (7)
4.1	Specimen of Common Stock Certificate (1)
10.1	Lease between the Bank and Majestic Realty Co. (2)
10.2	Employment Agreement for Dann H. Bowman (6)
10.4	Agreement between the Bank and InterCept Group (3)
10.5	2000 Stock Option Plan (4)
10.6	Agreement between Bank and InterCept Group (5)
10.7	Lease between Bank and Majestic Realty Co. commencing July 1, 2005
10.8	Agreement between Bank and InterCept Group commencing November 1, 2004
10.9	Salary Continuation Agreement for Dann H. Bowman
10.10	Salary Continuation Agreement for Jo Anne Painter
10.11	Salary Continuation Agreement for Roger Caberto
11	Statement Regarding Computation of Net Income Per Share (8)
21	Subsidiaries of Registrant—none
23.1	Consent of Hutchinson & Bloodgood LLP
31.1	Certification of Chief Executive Officer (Section 302 Certification)
31.2	Certification of Chief Financial Officer (Section 302 Certification)
32	Certification of Periodic Financial Report (Section 906 Certification)

(1)          Incorporated by reference from the Bank’s Registration Statement on Form SB-2 as filed with the Comptroller on December 22, 1999.

(2)          Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended March 31, 2000 as filed with the Comptroller of the Currency.

(3)          Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended June 30, 2000 as filed with the Comptroller of the Currency.

(4)          Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended September 30, 2000 as filed with the Comptroller of the Currency.

(5)          Incorporated by reference from the Bank’s Form 10-KSB for the year ended December 31, 2002 as filed with the Comptroller of the Currency.

(6)          Incorporated by reference from the Bank’s Form 10-QSB for the quarter ended June 30, 2003 as filed with the Comptroller of the Currency.

(7)          Incorporated by reference from the Bank’s Form 10KSB for the year ended December 31, 2005 as filed with the Comptroller of the Currency.

(8)          The information required by this exhibit is incorporated from Note 2 of the Bank’s Financial Statements included herein.

Item  14. Principal Accountant Fees and Services

The information required to be furnished pursuant to this item will be set forth under the caption “Relationship with Independent Accountants—Fees” in the Proxy Statement, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 24, 2006	CHINO COMMERCIAL BANK

	By:	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

/s/ Jo Anne Painter
Jo Anne Painter
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dann H. Bowman	Director and President	March 24, 2006
Dann H. Bowman

/s/ Bernard Wolfswinkel	Chairman of the Board, Director	March 24, 2006
Bernard Wolfswinkel

/s/ H. H. Kindsvater	Vice Chairman of the Board,	March 24, 2006
H. H. Kindsvater	Director

	Director	March 24, 2006
Linda Cooper

/s/ Pollyanna Franks	Director	March 24, 2006
Pollyanna Franks

	Director	March 24, 2006
Gregg C. Gibson

/s/ Richard Malooly	Director	March 24, 2006
Richard Malooly

	Director	March 24, 2006
Richard Vanderpool

/s/ Thomas Woodbury	Director	March 24, 2006
Thomas Woodbury, D. O

/s/ Jeanette Young	Director and Corporate	March 24, 2006
Jeanette Young	Secretary

Exhibit 31.1

Certification of Chief Executive Officer

(Section 302 Certification)

I, Dann H. Bowman, certify that:

1.                                       I have reviewed this annual report on Form 10-KSB of Chino Commercial Bank;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 24, 2006
	By:	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer

(Section 302 Certification)

I, Jo Anne Painter, certify that:

1.                                       I have reviewed this annual report on Form 10-KSB of Chino Commercial Bank;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)                                      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

March 24, 2006
	By:	/s/ Jo Anne Painter
Jo Anne Painter
Executive Vice President and Chief Financial Officer

Exhibit 32

Certification of Periodic Financial Report
(Section 906 Certification)

Dann H. Bowman and Jo Anne Painter hereby certify as follows:

1.               They are the Chief Executive Officer and Chief Financial Officer, respectively, of Chino Commercial Bank, N. A.

2.               The Form 10-KSB of Chino Commercial Bank, N. A. for the year ended December 31, 2005 complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and the information contained in the report on Form 10-KSB fairly presents, in all material respects, the financial condition and results of operations of Chino Commercial Bank, N.A.

Date: March 24, 2006	/s/ Dann H. Bowman
Dann H. Bowman, President and Chief Executive Officer

Date: March 24, 2006	/s/ Jo Anne Painter
Jo Anne Painter, Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Chino Commercial Bank, N.A.
Chino, California

We have audited the accompanying statements of financial condition of Chino Commercial Bank, N.A. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chino Commercial Bank, N.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Glendale, California
January 24, 2006

CHINO COMMERCIAL BANK

STATEMENT OF FINANCIAL CONDITION

	December 31, 2005	December 31, 2004
	(unaudited)
ASSETS:
Cash and due from banks	$5,328,842	2,374,688
Federal Funds sold	11,370,000	10,925,000
Cash and cash equivalents	16,698,842	13,299,688
Interest-bearing deposits at banks	6,030,000	6,271,000
Investment Securities available for sale	16,311,377	15,562,826
Investment Securities held to maturity (fair value approximates $5,764,134 at December 31, 2005 and $4,859,395 at December 31, 2004)	5,850,687	4,801,024
Federal Reserve Bank stock, at cost	159,600	159,600
Federal Home Loan Bank stock, at cost	362,600	283,500
Pacific Coast Bankers' Bank stock, at cost	50,000	50,000
Loans
Construction	2,790,712	3,520,772
Real estate	30,444,344	23,886,582
Commercial	8,295,573	6,534,464
Installment	633,504	635,609
Farm/Agriculture	330,920	346,261
Unearned fees, net	(144,106)	(119,328)
Allowance for loan losses	(544,140)	(407,046)
Loans, net	41,806,807	34,397,314
Fixed assets, net	1,936,168	389,965
Accrued interest receivable	314,849	258,528
Prepaid & other assets	1,811,979	1,612,617
Total Assets	$91,332,909	77,086,062
LIABILITIES:
Deposits
Non-interest bearing	$62,610,963	56,112,375
Interest bearing
Money market & NOW	16,793,824	10,231,507
Savings	913,249	926,275
Time deposits of $100,000 or greater, due in one year	2,216,104	1,802,181
Time deposits less than $100,000, due in one year	1,487,803	1,668,794
Total Deposits	84,021,943	70,741,132
Accrued interest payable	28,858	20,642
Accrued expenses & other payables	588,068	422,994
Total Liabilities	84,638,869	71,184,768
STOCKHOLDERS' EQUITY
Common Stock, authorized 10,000,000 shares with a par value of $3.33 per share; issued and outstanding 818,453 at December 31, 2005 and December 31, 2004, respectively.	2,728,230	2,728,230
Additional paid-in capital	2,590,600	2,590,600
Accumulated earnings	1,497,818	612,645
Accumlated other comprehensive income	(122,608)	(30,181)
Total Stockholders' Equity	6,694,040	5,901,294
Total Liabilities & Equity	$91,332,909	77,086,062

CHINO COMMERCIAL BANK

STATEMENTS OF OPERATIONS

	For the three months ending December 31,		For the year ending December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Interest Income
Interest Income - Securities	$277,341	$233,873	$985,773	$777,001
Interest Income - Fed Funds	123,700	43,746	386,707	138,011
Interest and fee income on Loans	781,875	587,188	2,888,186	2,170,806
Total Interest Income	1,182,916	864,807	4,260,666	3,085,818
Interest Expense
Interest Expense - Deposits	79,605	48,035	259,595	171,566
Total Interest Expense	79,605	48,035	259,595	171,566
Total net interest income	1,103,311	816,772	4,001,071	2,914,252
Provision for loan losses	42,500	48,094	137,093	77,648
Total net interest income after provision for loan losses	1,060,811	768,678	3,863,978	2,836,604
Non-interest income
Service Charges on Deposit Accounts	115,002	120,601	461,678	429,622
Other miscellaneous fee income	3,309	(2,295)	9,476	1,993
Income from Mortgage Banking	-	12,273	17,697	66,207
Income from Bank owned life insurance	16,434	16,313	64,421	59,687
Total Non-interest income	134,745	146,892	553,272	557,509
General & Administrative Expenses
Salaries & Benefits	385,900	326,003	1,451,897	1,234,509
Occupancy & Equipment	69,245	65,979	263,418	254,320
Data & Item Processing	60,881	47,536	223,603	191,533
Advertising & Marketing	34,154	14,105	127,944	77,639
Audit & Professional fees	30,895	38,558	163,546	172,185
Insurance	6,197	6,012	24,198	23,106
Directors' fees and expenses	21,187	17,590	78,249	66,034
Other expenses	144,791	126,853	632,603	457,078
Total general & administrative expenses	753,250	642,636	2,965,458	2,476,404
Income before income tax expense	442,306	272,934	1,451,792	917,709
Income tax expense	173,640	102,749	566,619	336,328
Net income	$268,666	$170,185	$885,173	$581,381
Basic Earnings per share	$0.33	$0.21	$1.08	$0.71
Diluted Earnings per share	$0.30	$0.19	$1.00	$0.66

CHINO COMMERCIAL BANK

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Unrealized gain (loss) on securities available for sale, net	Total
Balance at December 31, 2001	545,646	$2,728,230	$2,590,893	$(672,207)	$3,220	$4,650,136
Comprehensive income:
Net income				202,962		202,962
Change in unrealized gain on securities available for sale, net of tax					82,964	82,964
Total comprehensive loss						285,926
Balance at December 31, 2002	545,646	2,728,230	2,590,893	(469,245)	86,184	4,936,062
Comprehensive income:
Net income				500,509		500,509
Change in unrealized gain (loss) on securities available for sale, net of tax					(106,577)	(106,577)
Total comprehensive income						393,932
Balance at December 31, 2003	545,646	2,728,230	2,590,893	31,264	(20,393)	5,329,994
Three for two stock split on May 20, 2004	272,807		(293)			(293)
Comprehensive income:
Net income				581,381		581,381
Change in unrealized gain (loss) on securities available for sale, net of tax					(9,788)	(9,788)
Total comprehensive income						571,593
Balance at December 31, 2004	818,453	$2,728,230	$2,590,600	$612,645	$(30,181)	$5,901,294

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK, N.A.

STATEMENT OF CASH FLOWS

	For the years ending
	December 31, 2005	December 31, 2003	December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (loss)	$885,173	500,509	202,962
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan losses	137,093	97,403	131,900
Depreciation and amortization	120,978	118,601	119,303
Accretion of (discounts) premiums on investment securities available for cash	47,998	106,920	54,155
Accretion of deferred fees	(111,114)	(22,437)	31,107
Loss on the sale of furniture, fixtures and equipment		1,248	—
Gain on the sale of investment securities available for sale		—	(9,958)
Deferred income tax benefit	(76,933)	(122,964)	(21,868)
Net change in:
Loans held for sale		4,024,587	(4,016,145)
Accrued interest receivable	(56,321)	(26,713)	(32,306)
Other assets	(58,201)	(40,894)	1,033
Accrued interest payable	8,216	(7,069)	(11,450)
Other liabilities	165,074	20,831	76,898
Net cash provided from (used in) operating activities	1,061,963	4,650,022	(3,474,369)
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available for sale investment securities:
Purchases	(4,866,786)	(6,414,544)	(8,177,500)
Sales	—	—	1,490,897
Repayments and calls	3,934,397	5,147,807	1,714,734
Activity in held for investment securities:
Purchases	(2,940,717)	(2,801,310)	(447,304)
Repayments and calls	1,870,239	2,189,567	3,216,809
Net change in interest-bearing deposits in other banks	241,000	(703,000)	(792,000)
Purchase of stock investments, restricted	(79,100)	(64,650)	(7,550)
Purchase of loans	(1,605,309)	(689,999)	(2,428,965)
Loan originations and principal collections, net	(5,830,163)	(8,750,974)	(4,425,562)
Purchase of bank owned life insurance
Purchase of premise and equipment	(1,667,181)	(116,376)	(37,321)
Net cash used in investment activities	(10,943,620)	(12,203,479)	(9,893,762)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	13,280,811	16,557,805	16,534,778
Decrease in Federal Home Loan Advances	—		(1,250,000)
Decrease in Fed funds purchased	—		(160,000)
Distribution of cash for partial shares in stock split		—	—
Net cash provided by financing activities	13,280,811	16,557,805	15,124,778
Net increase (decrease) in cash and cash equivalents	3,399,154	9,004,348	1,756,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,299,688	3,934,367	2,177,720
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,698,842	12,938,715	3,934,367
SUPPLEMENTARY INFORMATION
Interest paid	$251,107	198,023	239,691
Income taxes paid	$694,100	92,600	1,600
NON-CASH INVESTING ACTIVITIES
Reclassification of investments from available for sale category to held to maturity	$—	2,504,551	2,927,449

See accompanying notes to the financial statements.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 1.                                  BANK DESCRIPTION

Chino Commercial Bank, N.A, a nationally chartered bank, was incorporated on December 8, 1999 and began operations on September 1, 2000 with the opening of its office in Chino, California. The Bank provides a variety of commercial banking services to individuals and small businesses primarily in the Inland Empire region of Southern California. Its primary lending products are real estate and commercial loans. Its primary deposit products are non-interest bearing deposits and money market accounts.

Note 2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of the deferred tax asset.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks and Federal funds sold on a daily basis.

Interest-Bearing Deposits in Other Banks

Interest-bearing deposits in other banks mature in less than two years and are carried at cost.

Reclassification

Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities. Declines in the fair value of “held to maturity” and “available-for-sale” securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Fair value is based on commitments on hand from investors or prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans in the Inland Empire area. The ability of the Bank’s debtors to honor their contracts is dependent upon the general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances. Loans, as reported, have been reduced by unadvanced loan funds, net deferred loan fees, and the allowance for loan losses.

Interest income is accrued daily, as earned, on all loans. Interest is not accrued on loans that are generally ninety days or more past due. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on non-accrual loans is generally recognized only to the extent of interest payments received.

Loan origination fees and costs are deferred and amortized as an adjustment of the loan’s yield over the life of the loan using a method approximating the interest method.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Allowance for Loan Losses  (continued)

The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than that of the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Rate Lock Commitments

On March 13, 2002, the Financial Accounting Standards Board (FASB) determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, the Bank adopted such accounting on July 1, 2002. The cumulative effect of adopting SFAS No. 133 for rate lock commitments was not material.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Rate Lock Commitments  (continued)

Until May of 2004, the Bank entered into commitments to originate loans whereby the interest rate on the loan is determined prior to the funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on the sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements. Fair value for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

The Bank entered into rate lock commitments with individual borrowers and simultaneously obtained a commitment from a third party conduit to purchase the loan at par value.

In May of 2004, the Bank discontinued the mortgage banking program involving rate lock commitments.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: 1) the assets have been isolated from the Bank, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and 3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leasehold improvements are amortized over the term of the lease or the service lives of the improvements, whichever is shorter. The straight-line method of depreciation is followed for financial reporting purposes, while both accelerated and straight-line methods are followed for income tax purposes.

Income Taxes

Deferred tax assets and liabilities are recognized for estimated future tax effects attributable to temporary differences between the book bases and tax bases of various assets and liabilities. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount expected to be realized. The current and deferred taxes are based on the provisions of currently enacted tax laws and rates. As changes in tax laws are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.                                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Earnings Per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.

The weighted average number of shares outstanding used in the computation of basic and diluted earnings per share is shown below for years ending December 31. Amounts in 2003 have been adjusted to reflect the three for two stock-split in 2004.

	2005	2004	2003
Weighted average number of shares used in the computation of:
Basic earnings per share	818,453	818,453	818,453
Diluted earnings per share	884,212	883,672	853,881

Stock Option Plan

Under the Bank’s stock option plan, the Bank may grant incentive stock options and non-qualified stock options to its directors, officers and employees. At December 31, 2005 and 2004, 108,405 options were available for granting and 136,387 options were outstanding. The Plan provides that the exercise price of these options shall not be less than the market price of the common stock on the date granted. Incentive options begin vesting after one year from date of grant at a rate of 33% per year. Non-qualified options vest as follows: 25% on the date of the grant, and 25% per year thereafter. All options expire 10 years after the date of grant and become fully vested after four years.

Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” encourages all entities to adopt a fair value method of accounting for employee stock option plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows a company to continue to measure compensation cost for those plans using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Stock Option Plan  (continued)

The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, must make pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value method of accounting had been applied. The pro forma disclosures include the effects of all stock options granted on or after July 13, 2000. Had compensation cost been determined based on the fair value at the grant date for awards under the plan consistent with the method prescribed by SFAS No. 123, as amended by SFAS No. 148, the Bank’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,
	2005	2004	2003
Net income, as reported	$885,173	$581,381	$500,509

Total stock-based employee compensation expense determined under fair value method	(19,850)	(28,410)	(99,545)
Related income tax benefit	3,553	3,553	84,586
Pro forma net income	$868,876	$556,524	$485,550

Earnings per share
Basic—as reported	$1.08	$0.71	$0.61
Basic—pro forma	$1.07	$0.68	$0.59

Diluted—as reported	$1.00	$0.66	$0.59
Diluted—pro forma	$0.99	$0.63	$0.57

The income tax benefit in 2003 includes the income tax benefit from pro forma stock option expense in 2003 plus the elimination of the valuation allowance against the pro forma deferred tax asset arising from pro forma stock option expense in 2000 to 2002.

There were no options granted in 2005 and 2004. The fair value of each option granted in 2003 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

Dividend yield	0.0%
Expected volatility	15.8%
Risk-free interest rate	3.7%
Expected life	10 years

Based on these assumptions, the weighted average fair value of options granted in 2003 was estimated at $3.68 per option.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Stock Option Plan  (continued)

In accordance with Statement of Financial Accounting Standards No. 123R, beginning in 2006 the Bank will be required to record compensation cost for stock options provided to employees, directors and others in return for service to the Bank. The cost is measured at the fair value of the options when granted, and this cost is expensed over the service period, which is normally the vesting period of the options. This will apply to awards that vest after January 1, 2006, the date of adoption of SFAS No. 123R. The effect on results of operations will depend in part on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted.

Notwithstanding options granted in the future, management has evaluated the pro forma cost of the options granted through 2005. The Bank will record compensation costs for stock options granted through 2005 beginning on January 1, 2006. The estimated after tax cost of these options for each of the next five fiscal years ending December 31 is as follows:

2006	$16,297
2007	—
2008	—
2009	—
2010	—

A summary of activity in the Bank’s stock option plan is set forth below. Amounts for 2003 have been restated to reflect the three-for-two stock split in 2004.

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Options outstanding at beginning of year	136,387	$7.27	136,387	$7.27	117,858	$6.83
Options granted	—	—	—	—	18,529	9.95
Options exercised	—	—	—	—	—	—
Options forfeited	—	—	—	—	—	—
Outstanding at end of year	136,387	$7.27	136,387	$7.27	136,387	$7.27
Options exercisable at year-end	131,155	$7.02	125,873	$7.02	117,615	$6.83

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Stock Option Plan  (continued)

Information pertaining to options outstanding on December 31, 2005 is as follows:

Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining
Exercise	Number	Contractual	Number	Exercise
Prices	Outstanding	Life	Exercisable	Price
$ 6.67	108,858	4.5 years	108,858	$6.67
$ 8.83	9,000	5.0 years	9,000	$8.83
$ 8.83	11,029	7.0 years	8,272	$8.83
$11.83	7,500	7.5 years	5,025	$11.83
	136,387	4.9 years	131,155

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of comprehensive income (loss) other than net income and related tax effects are as follows:

	2005	2004	2003
Unrealized holding losses on securities available for sale	$(156,655)	$(16,632)	$(181,099)

Reclassification of gains realized in income	—	—	—

Net unrealized losses	(156,655)	(16,632)	(181,099)

Tax effect	64,228	6,844	74,522

Other comprehensive loss net of tax	$(92,427)	$(9,788)	$(106,577)

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123-R supersedes APB No. 25 and amends SFAS No. 95,  Statement of Cash Flows. This statement requires the fair value of all share-based payments to employees be recognized in the statement of income. SFAS No. 123-R is effective for the Bank beginning on January 1, 2006. The Bank expects to adopt SFAS No. 123-R using the modified prospective method, which requires the recognition of expense over the remaining vesting period for the portion of awards not fully vested as of December 31, 2005. The Bank does not expect the adoption of SFAS No. 123-R to have a significant impact on its financial position or results of operations, based on the stock options that are outstanding on December 31, 2005. The adoption of SFAS No. 123-R may become significant if the Bank issues new stock options.

In March 2004, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) reached consensus on several issues being addressed in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure provisions of EITF 03-1 continue to be effective for the Bank’s financial statements for the year ended December 31, 2005.

On November 3, 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. The Bank does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Recent Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard was effective for fiscal periods beginning after June 15, 2005. Management believes that the adoption of SFAS 153 will not have an impact on the Bank’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion 20, Accounting Changes, and FASB Statement 3, Reporting Accounting Changes in Interim Financial Statements, and changes the accounting and reporting requirements for a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle, as well as to changes required by a new accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 and requires retrospective application to prior periods’ financial statements for most voluntary changes in an accounting principle, unless it is impracticable to do so. SFAS 154 did not change the guidance for reporting corrections of errors, changes in estimates or for justification of a change in accounting principle on the basis of preferability. The Bank does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of SFAS No. 154.

Note 3.           RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2005 and 2004, these reserve balances amounted to $1,569,000 and $1,696,000, respectively.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 4.           INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31 are as follows:

	2005
	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities available for sale:
Federal agency	$7,770,696	$—	$(93,312)	$7,677,384
Municipal bonds	342,881	301	—	343,182
Mortgage-backed	8,405,609	6,173	(120,971)	8,290,811

	$16,519,186	$6,474	$(214,283)	$16,311,377

Securities held to maturity:
Mortgage-backed	$5,122,611	$11,180	$(117,009)	$5,016,782
Municipal bonds	443,315	9,030	—	452,345
Corporate bonds	284,761	10,246	—	295,007

	$5,850,687	$30,456	$(117,009)	$5,764,134

	2004
	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Securities available for sale:
Federal agency	$5,963,763	$866	$(22,392)	$5,942,237
Mortgage-backed	9,650,218	38,963	(68,592)	9,620,589

	$15,613,981	$39,829	$(90,984)	$15,562,826

Securities held to maturity:
Mortgage-backed	$3,592,198	$23,931	$(46,076)	$3,570,053
Municipal bonds	445,991	2,300	(534)	447,757
Corporate bonds	762,835	78,750	—	841,585

	$4,801,024	$104,981	$(46,610)	$4,859,395

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 4.           INVESTMENT SECURITIES  (Continued)

The amortized cost and fair value of investment securities as of December 31, 2005 by contractual maturity are shown below:

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Within 1 year	$3,293,129	$3,265,107	$—	$—
After 1 year through 5 years	4,477,567	4,412,277	—	—
After 5 years through 10 years	—	—	284,761	295,007
After 10 years through 17 years	342,881	343,182	443,315	452,345
Mortgage-backed securities	8,405,609	8,290,811	5,122,611	5,016,782
	$16,519,186	$16,311,377	$5,850,687	$5,764,134

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 Months		Over 12 Months
	Gross	Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
Securities available for sale:
Mortgage-backed securities	$43,941	$2,824,505	$77,030	$3,389,970
Federal agency	47,974	3,731,580	44,903	3,945,862
Securities held to maturity:
Mortgage-backed securities	67,536	3,172,753	49,473	1,340,447

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

On December 31, 2005, 38 securities have unrealized losses with aggregate depreciation of 1.7% from the Bank’s amortized cost basis. These unrealized losses relate principally to mortgage backed securities issued by federally sponsored agencies, which are fully secured by conforming residential loans. Since the Bank has the ability to hold these securities until estimated maturity, no declines are deemed to be other than temporary.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 5.           STOCK INVESTMENTS, RESTRICTED

Restricted stock investments include the following at December 31 and are recorded at cost:

	2005	2004
Federal Reserve Bank stock	$159,600	$159,600
Federal Home Loan Bank (FHLB) stock	362,600	283,500
Pacific Coast Bankers’ Bank stock	50,000	50,000
	$572,200	$493,100

As a member of the FHLB system, the Bank is required to maintain an investment in FHLB stock in an amount equal to the greater of 1% of its outstanding mortgage loans or 5% of advances from the FHLB. There were no advances from the FHLB as of December 31, 2005 or 2004. No ready market exists for FHLB stock, and it has no quoted market value.

All restricted stock is evaluated for impairment based on an estimate of the ultimate recoverability of par value.

Note 6.           LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of the Bank’s loans held for investment at December 31 is as follows:

	2005	2004
Construction loans	$2,790,712	$3,520,772
Real estate loans, commercial	26,439,898	19,473,670
Real estate loans, consumer	4,004,446	4,412,912
Commercial loans	8,295,566	6,596,517
Farm/agriculture	330,919	346,261
Installment loans	633,511	573,557

	42,495,052	34,923,689

Allowance for loan losses	(544,139)	(407,046)
Unearned income and deferred loan fees, net	(144,106)	(119,329)
Loans held for investment, net	$41,806,807	$34,397,314

As of December 31, 2005 and 2004, there were no loans past due over 90 days or on a non-accrual basis. In addition, there were no impaired loans on those dates.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 6.           LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Changes in the allowance for loan losses are summarized as follows:

	2005	2004
Balance at January 1	$407,046	$329,398
Provision charged to expense	137,093	77,648
Balance as of December 31	$544,139	$407,046

Loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balance of loans serviced for others was $1,935,122 and $2,063,640 at December 31, 2005 and 2004, respectively.

Note 7.           BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following at December 31:

	2005	2004
Land	$639,150	$—
Furniture, fixtures and equipment	580,783	527,531
Leasehold improvements	310,330	310,331
Automobile	32,289	32,289
Construction in progress	970,285	—

	2,532,837	870,151
Less accumulated depreciation and amortization	596,669	480,186
	$1,936,168	$389,965

Depreciation and amortization expense for years ending December 31, 2005, 2004 and 2003 amounted to $120,978, $113,763 and $118,601, respectively.

Note 8.           RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain officers, directors and companies with which they are associated. All such loans and commitments to lend were made under terms that are consistent with the Bank’s normal lending policies.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 8.           RELATED PARTY TRANSACTIONS  (Continued)

Aggregate related party loan transactions were as follows:

	2005	2004
Balance at beginning of period	$311,779	$306,010
Advances	—	33,500
Repayments, net of borrowings	(39,931)	(27,731)

Balance as of December 31	$271,843	$311,779

Deposits from related parties held by the Bank at December 31, 2005 and 2004 amounted to $11,386,205 and $9,218,488, respectively.

Note 9.           FEDERAL HOME LOAN BANK BORROWINGS

As a member of the Federal Home Loan Bank (FHLB), the Bank may borrow funds collateralized by securities or qualified loans up to 25% of its asset base. The Bank had no advances outstanding at December 31, 2005 and 2004.

On December 21, 2005, the Bank entered into a stand by letter of credit with the FHLB for $800,000. This stand-by letter of credit was issued as collateral for local agency deposits that the Bank is maintaining.

Note 10.                           FEDERAL FUNDS LINES OF CREDIT

The Bank has a total of $5 million in Federal funds lines of credit with two banks. At December 31, 2005 and 2004, the Bank had no borrowings outstanding.

Note 11.                           INCOME TAXES

The following is a summary of the provision (benefit) for income taxes for the years ended December 31:

	2005	2004	2003
Current tax provision:
Federal	$471,204	$235,941	$131,205
State	172,348	70,535	58,269
Benefit of loss carryforwards	—	(37,321)	(128,467)

	643,552	269,155	61,007

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 11.                           INCOME TAXES  (Continued)

	2005	2004	2003
Deferred tax provision (benefit):
Federal	$(56,081)	$7,024	$128,922
State	(20,852)	60,149	(10,027)
Adjustment to valuation allowance	—	—	(241,859)

	(76,933)	67,173	(122,964)

	$566,619	$336,328	$(61,957)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for years ended December 31:

	2005	2004	2003
Statutory federal tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	7.2%	7.2%	7.2%
Tax-exempt earnings on life insurance policies	(1.8)%	(2.7)%	—
Tax-exempt interest from municipal bonds	(0.7)%	(0.9)%	(0.5)%
Other, net	.3%	(1.0)%	0.5%

	39.0%	36.6%	41.2%

Adjustment to valuation allowance against deferred tax asset	0.0%	0.0%	(55.3)%

Effective tax rate	39.0%	36.6%	(14.1)%

The components of the net deferred tax asset, included in other assets on the balance sheets, are as follows at December 31:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$190,341	$121,674
Start-up expenses	—	25,207
Valuation adjustment on mortgage loans	17,031	23,300
Unrealized loss on securities available for sale	85,523	21,053
Depreciation and amortization	7,852	—

	300,747	191,234

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 11.                           INCOME TAXES  (Continued)

	2005	2004
Deferred tax liabilities:
Depreciation and amortization	$—	$(6,499)
Cash basis of reporting for tax purposes	(40,919)	(74,521)

	(40,919)	(81,020)

Net deferred tax asset	$259,828	$110,214

Note 12.                           OFF-BALANCE-SHEET ACTIVITIES

Credit-Related Financial Instruments

The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to grant loans, unadvanced lines of credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2005	2004
Commitments to grant loans	$—	$—
Unadvanced lines of credit	7,921,333	4,663,657
Letters of credit	315,300	453,960

Commitments to grant loans are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, equipment, income-producing commercial properties, residential properties, and properties under construction.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 12.         OFF-BALANCE-SHEET ACTIVITIES

Credit-Related Financial Instruments

Unadvanced lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit are sometimes unsecured and may not necessarily be drawn upon to the total extent to which the Bank is committed.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Note 13.                           ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Until May of 2004, the Bank originated certain mortgage loans for sale to investors (conduits). The Bank entered into rate lock commitments with borrowers for generally a 30-day or 60-day period for these loans. Concurrently, the Bank obtained a commitment from the conduits to purchase the loans from the Bank at an amount above face value at the locked-in rate. The excess of the purchase price over the face value of the loan resulted in mortgage banking income to the Bank. The purchase commitment from the conduit remained in effect generally for approximately 20 to 40 days, depending on the conduit’s requirements. Unfunded loans for which commitments have been entered into are called “pipeline loans.” The Bank had zero and $597,000 in pipeline loans as of December 31, 2004 and 2003, respectively. Some of these rate lock commitments expired without being completed. To the extent that a loan was ultimately granted and the commitment with the conduit expired before the loan was sold, these rate lock commitments exposed the Bank to variability in their fair value due to changes in interest rates. If interest rates increase, the value of these rate lock commitments decreases. Conversely, if interest rates decrease, the value of these rate lock commitments increases.

On March 13, 2002, the FASB determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments. Accordingly, the Bank adopted such accounting on July 1, 2002, and such commitments, along with any related fees received from potential borrowers, were recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements. Fair value for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates.

In May of 2004, the Bank discontinued the mortgage banking program involving rate lock commitments.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 14.         OTHER COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Bank has a non-cancelable lease agreement for its premises. The lease term is five years expiring in July 2005 with an option to renew for an additional five years. The Bank exercised this option on November 10, 2004.

At December 31, 2004, the minimum future rental payments are as follows:

Year Ending
December 31,
2006	$78,552
2007	80,909
2008	83,336
Thereafter	129,388

$372,185

Rental expense for the years ended December 31, 2005, 2004 and 2003 amounted to $76,264, $74,043 and $71,886, respectively.

Employment Agreement

The Bank has entered into a three-year employment agreement with a key officer. The agreement provides for an annual base salary plus an incentive bonus equal to 5% of the Bank’s net income. In addition, the key officer may receive a discretionary bonus determined by the Board of Directors. Employment may be terminated for cause, as defined, without incurring obligations. In the event of termination without cause, the key officer is entitled to severance compensation equal to at least six months’ salary.

Note 15.                           CONCENTRATION OF RISK

The Bank grants commercial, real estate and installment loans to businesses and individuals primarily in the Inland Empire area. Most loans are secured by business assets, and commercial and residential real estate. Real estate and construction loans held for investment represented 78% of total loans held for investment at December 31, 2005 and 2004. The Bank has no concentration of loans with any one customer or industry.

Deposits from escrow companies represented 47% and 54% of total deposits on December 31, 2005 and 2004, respectively. Four escrow companies accounted for 31% and 37% of total deposits on December 31, 2005 and 2004, respectively.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 16.                           EMPLOYEE BENEFIT PLAN

On January 1, 2001, the Bank began a 401(k) savings and retirement plan (the Plan) that includes substantially all employees. Employees may contribute up to 15% of their compensation subject to certain limits based on Federal tax law. The Bank has implemented the Plan based on safe harbor provisions. Under the Plan, the Bank will match 100% of an employee’s contribution up to the first 3% of compensation, and 50% of an employee’s contribution up to the next 2% of compensation. Matching contributions will immediately be 100% vested. For the years ended December 31, 2005, 2004 and 2003, the expense attributable to the Plan amounted to $32,755, $30,141 and $27,707, respectively.

Note 17.                           STOCKHOLDERS’ EQUITY

Minimum Regulatory Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital ratios as set forth in the following table. The Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table. Management believes, as of December 31, 2005 and 2004, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since notification that management believes have changed the Bank’s category.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 17.                           STOCKHOLDERS’ EQUITY  (Continued)

	2005
					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total capital to risk-weighted assets	$7,418	13.21%	$4,492	8.00%	$5,615	10.00%

Tier 1 capital to risk-weighted assets	$6,817	12.14%	$2,246	4.00%	$3,369	6.00%

Tier 1 capital to average assets	$6,817	7.54%	$3,616	4.00%	$4,519	5.00%

	2004
					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total capital to risk-weighted assets	$6,366	14.81%	$3,439	8.00%	$4,299	10.00%

Tier 1 capital to risk-weighted assets	$5,932	13.80%	$1,719	4.00%	$2,579	6.00%

Tier 1 capital to average assets	$5,932	8.36%	$2,839	4.00%	$3,549	5.00%
Total capital to

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 18.         RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

National banking regulations place certain restrictions on dividends paid by the Bank. The Bank was restricted from paying dividends during its first three years of operations which ended September 2003. Going forward, dividends are generally limited to the retained earnings of the Bank, subject to minimum regulatory capital requirements and, in some cases, the approval of the Bank’s regulator.

Note 19.         OTHER OPERATING EXPENSES

The following sets forth the breakdown of other operating expenses for the years ended December 31:

	2005	2004	2003
Data processing fees	$231,774	$194,536	$178,420
Deposit products and services	330,973	247,649	158,355
Professional fees	163,546	172,185	139,437
Advertising and marketing	130,804	77,637	63,168
Directors’ fees and expenses	78,247	66,034	61,112
Other operating expense	314,799	229,534	235,335

	$1,250,143	$987,575	$835,827

Note 20.         FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Discount rates on loans can vary significantly depending on the risk profile of the loan and the borrower’s deposit relationship with the Bank. Accordingly, the fair value estimates may not be realized in the immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 20.         FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

Interest-Bearing Deposits in Other Banks - The fair value of interest-bearing deposits in other banks is estimated by discounting future cash flows using current offering rates for deposits with similar characteristics.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Stock Investments - The carrying values of stock investments approximate fair value based on the redemption provisions of the stock.

Loans - The fair value of performing fixed rate loans is estimated by discounting future cash flows using the Bank’s current offering rate for loans with similar characteristics. The fair value of performing adjustable rate loans is considered to be the same as book value. The fair value of non-performing loans is estimated at the fair value of the related collateral or, when, in management’s opinion, foreclosure upon the collateral is unlikely, by discounting future cash flows using rates that take into account management’s estimate of excess credit risk.

Commitments to Extend Credit and Standby Letters of Credit - The Bank does not generally enter into long-term fixed rate commitments or letters of credit. These commitments are generally at prices that are at currently prevailing rates. These rates are generally variable and, therefore, there is no interest rate risk exposure. Accordingly, the fair market value of these instruments is equal to the carrying amount of their net deferred fees. The net deferred fees associated with these instruments are not material. The Bank has no unusual credit risk associated with these instruments.

Deposits - The fair value of deposits is determined as follows: (i) for saving accounts, money market accounts and other deposits with no defined maturity, fair value is the amount payable on demand; (ii) for variable-rate term deposits, fair value is considered to be the same as book value; and (iii) for fixed-rate term deposits, fair value is estimated by discounting future cash flows using current offering rates for deposits with similar characteristics.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

The estimated fair values and related carrying amounts of the Bank’s financial instruments at December 31 are as follows:

CHINO COMMERCIAL BANK, N.A.

NOTES TO FINANCIAL STATEMENTS

Note 20.         FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

	2005
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$16,698,842	$16,698,842
Interest-bearing deposits in other banks	6,030,000	6,011,750
Investment securities available for sale	16,311,377	16,311,377
Investment securities held to maturity	5,850,687	5,764,134
Stock investments	572,200	572,200
Loans, net	41,806,807	41,649,206
Accrued interest receivable	314,849	314,849

Financial liabilities:
Deposits	84,021,943	84,018,150
Accrued interest payable	28,858	28,858

	2004
	Carrying	Fair
	Amount	Value
Financial assets:
Cash and cash equivalents	$13,299,688	$13,299,688
Interest-bearing deposits in other banks	6,271,000	6,271,000
Investment securities available for sale	15,562,826	15,562,826
Investment securities held to maturity	4,801,024	4,859,395
Stock investments	493,100	493,100
Loans, net	34,397,314	34,653,000
Accrued interest receivable	258,528	258,528

Financial liabilities:
Deposits	70,741,132	70,748,000
Accrued interest payable	20,642	20,642